                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K/A

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This file cancels and replaces the previous submission because of a technical problem.

Interim Report at
March 31, 2013

Contents

The Telecom Italia Group

3

Key Financial and Operating Data - Telecom Italia Group

5

First Quarter 2013 Highlights

5

Consolidated Operating Performance

6

Financial and Operating Highlights - The Business Units of the Telecom Italia Group

12

Consolidated Financial Position and Cash Flows Performance

26

Interim Consolidated Financial Statements - Telecom Italia Group

36

Events Subsequent to March 31, 2013

47

Business Outlook for the Year 2013

49

Disputes and pending legal actions

50

Corporate Boards at March 31, 2013

52

Macro-Organization Chart at March 31, 2013

54

Information for Investors

55

Related Party Transactions

59

Significant Non-Recurring Events and Transactions

64

Positions or Transactions Resulting from Atypical and/or Unusual Operations

64

Alternative Performance Measures

65

Declaration by the Manager Responsible for Preparing the Company's Financial Reports

67

This document has been translated into English solely for the convenience of the readers.

In the event of a discrepancy, the Italian version prevails.

The Telecom Italia Group

The Business Units

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

CORE DOMESTIC • Consumer • Business • National Wholesale • Other (Support Structures)
INTERNATIONAL WHOLESALE Telecom Italia Sparkle Group • Telecom Italia Sparkle S.p.A. • Lan Med Nautilus Group

BRAZIL

The Brazil Business Unit (Tim Brasil group) offers services using UMTS and GSM technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. – Intelig Telecomunicações Ltda – Tim Celular S.A.

ARGENTINA

The Argentina Business Unit (Sofora - Telecom Argentina group) operates in Argentina and Paraguay. Specifically, in Argentina it operates in fixed telecommunications through the company Telecom Argentina and in mobile telecommunications through the company Telecom Personal (with the Personal brand), and in Paraguay it operates in mobile telecommunications with the company Núcleo.

Sofora Telecomunicaciones S.A. (Sofora) • Nortel Inversora S.A. – Telecom Argentina S.A. – Telecom Argentina USA Inc. – Telecom Personal S.A. – Núcleo S.A. (Paraguay)

MEDIA

Media operates in the business segments of television broadcasting through La7, La7d and the MTV group, the production of multimedia music platforms and satellite channels and also the management of analog and digital broadcasting networks, as well as accessory services and television broadcasting platforms.

Telecom Italia Media S.p.A. • La 7 S.r.l. • MTV group • TI Media Broadcasting S.r.l. (network operator)

OLIVETTI

Olivetti operates in the sector of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets. The reference market is focused mainly in Europe, Asia and South America.

Olivetti S.p.A. • Advalso • Olivetti I-Jet • European Affiliates

Board of Directors

Executive Chairman	Franco Bernabè
Deputy Chairman	Aldo Minucci
Managing Director and Chief Operating Officer	Marco Patuano
Directors	César Alierta Izuel
Tarak Ben Ammar
Lucia Calvosa (independent)
Elio Cosimo Catania (independent)
Massimo Egidi (independent)
Jean Paul Fitoussi (independent)
Gabriele Galateri di Genola
Julio Linares López
Gaetano Micciché
Renato Pagliaro
Mauro Sentinelli (independent)
Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano

Board of Statutory Auditors

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
Gianluca Ponzellini
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
Vittorio Mariani
Franco Patti
Fabrizio Riccardo Di Giusto

Key Operating and Financial Data - Telecom Italia Group

First Quarter 2013 Highlights

The first quarter of 2013 continued to be affected by recessionary pressures in the domestic market and the slowdown in the economies of Latin American countries. As economic trends worsened and the macroeconomic scenario became more volatile in the first quarter of 2013, the domestic market, and the mobile segment in particular, suffered as pressure from the competition became steeper and prices were forced down. All this was reflected in the lower revenues and margins recorded in the first quarter of 2013.

More specifically:

•

Consolidated revenues dropped year-on-year (-3.2% in organic terms) to 6.8 billion euros, while EBITDA fell to 2.7 billion euros, down 10.1% (-6.4% in organic terms).

•

Operating profit (EBIT) decreased by 21.1% compared to the first quarter of 2012 (-11.4% in organic terms).

•

Profit for the period attributable to the owners of the Parent totaled 364 million euros (versus 605 million euros in the first quarter of 2012).

•

Cash flow was adversely affected in the first quarter of 2013, more so than in the corresponding period of 2012, by the seasonal peak in bills payable for the fourth quarter of last year, resulting in an increase in Adjusted Net Financial Debt of 0.5 billion euros compared to the end of 2012, bringing the figure up to 28.8 billion euros at March 31, 2013.

Financial Highlights

(millions of euros)		1st Quarter	1st Quarter	% Change
		2013	2012	Reported	Organic

Revenues		6,796	7,392	(8.1)	(3.2)
EBITDA	(1)	2,672	2,973	(10.1)	(6.4)
EBITDA Margin		39.3%	40.2%	(0.9)pp
Organic EBITDA Margin		39.7%	41.1%	(1.4)pp
EBIT	(1)	1,282	1,625	(21.1)	(11.4)
EBIT Margin		18.9%	22.0%	(3.1)pp
Organic EBIT Margin		20.8%	22.7%	(1.9)pp
Profit (loss) for the period attributable to owners of the Parent		364	605	(39.8)
Capital expenditures (CAPEX)		878	954	(8.0)
		3/31/2013	12/31/2012	Change
Adjusted net financial debt	(1)	28,767	28,274	493

(1)

 Details are provided under “Alternative Performance Measures”.

Starting from the first half of 2012 the Telecom Italia Group has early adopted and retrospectively applied revised IAS 19 (Employee Benefits). As a result, the comparative figures for 2012 have been restated on a consistent basis.

Consolidated Operating Performance

Revenues

Revenues amounted to 6,796 million euros in the first quarter of 2013, down 8.1% from 7,392 million euros in the first quarter of 2012. The drop of 596 million euros was mainly driven by falling revenues for the Domestic (-453 million euros) and Brazil (-142 million euros) Business Units, whereas the Argentina Business Unit recorded growth (+16 million euros). In terms of organic variation, consolidated revenues fell by 3.2% (-227 million euros).

Specifically, the organic change in revenues is calculated by excluding:

•

the effect of the change in exchange rates,(1) totaling -360 million euros; the figure includes the Brazil Business Unit (-234 million euros), the Argentina Business Unit (-126 million euros);

•

the effect of changes in the scope of consolidation (-9 million euros), resulting from the sale of the company Matrix (Other Operations) on October 31, 2012.

The breakdown of revenues by operating segment is the following:

(millions of euros)	1st Quarter 2013		1st Quarter 2012		Change
		% of total		% of total	amount	%	% organic

Domestic	4,024	59.2	4,477	60.6	(453)	(10.1)	(10.1)
Core Domestic	3,832	56.4	4,244	57.4	(412)	(9.7)	(9.7)
International Wholesale	283	4.2	347	4.7	(64)	(18.4)	(18.4)
Brazil	1,786	26.3	1,928	26.1	(142)	(7.4)	5.4
Argentina	917	13.5	901	12.2	16	1.8	18.3
Media, Olivetti and Other Operations	100	1.5	137	1.9	(37)
Adjustments and Eliminations	(31)	(0.5)	(51)	(0.8)	20
Total consolidated revenues	6,796	100.0	7,392	100.0	(596)	(8.1)	(3.2)

The Domestic Business Unit (divided into Core Domestic and International Wholesale) recorded a decline of 453 million euros (-10.1%) in organic Revenues for the first quarter of 2013, compared to the corresponding period of 2012.

The trend was partly attributable to the entry into force, as mentioned earlier, of new mobile termination rates (MTR), which entail a sharp 72% reduction compared to the rates applicable in the corresponding period of 2012 (1.5 euro cents versus 5.3 euro cents in the first quarter of 2012). The performance of the domestic market was also affected by the macroeconomic environment and a much more competitive scenario.

In detail:

•

Organic revenues from services amounted to 3,886 million euros, down 10.4% compared to the first quarter of 2012. In particular, revenues from services in the Mobile business came to 1,292 million euros (1,573 million euros in the first quarter of 2012) and showed a decrease of 281 million euros (-17.9% versus the first quarter of 2012). The Fixed-line business recorded revenues from services of 2,924 million euros (3,161 million euros in the first quarter of 2012), representing a decrease of 237 million euros (-7.5% compared to the first quarter of 2012);

•

Products recorded revenues of 138 million euros, remaining substantially stable compared to the same period of 2012 (-2 million euros). The growth in Mobile devices, driven by a greater commercial push on mobile internet-enabled devices was absorbed by the sharp drop in performance of Fixed-line products, attributable to a contraction of the market, but also to a more selective commercial strategy to defend the profit base.

For the Brazil Business Unit, organic revenues grew by 5.4% in the first quarter of 2013 year-on-year. Revenues from services continued their positive trend (+1.8% compared to the first quarter of 2012), driven by growth in the customer base (reaching approximately 71.2 million lines at March 31, 2013, up 1.2% compared to December 31, 2012). Handset revenues also showed a positive trend (+37.7% compared to the first quarter of 2012).

With regard to the Argentina Business Unit, organic revenues gained 18.3% compared to the first quarter of 2012 (+142 million euros). In particular, mobile business revenues recorded growth of over 20%, while the fixed-line segment, which is coming out of a decade of partially blocked regulated rates, grew by 13.7% year-on-year.

An in-depth analysis of revenue performance by individual Business Unit is provided under “Financial and Operating Highlights - The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA totaled 2,672 million euros, down 301 million euros compared to the first quarter of 2012
(-10.1%); the EBITDA margin was 39.3% (40.2% in the first quarter of 2012). In organic terms, EBITDA fell by 186 million euros (-6.4%) year-on-year, while the EBITDA margin was down 1.4 percentage points (41.1% in the first quarter of 2013 versus 39.7% in the first quarter of 2012). The drop in the margin was due to a higher percentage of total revenues coming from South America, where margins are lower than those of the Domestic Business Unit, as well as higher mobile handset sales, aimed at a greater penetration of data services.

Details of EBITDA and EBITDA margins by operating segment are as follows:

(millions of euros)	1st Quarter 2013		1st Quarter 2012		Change
		% of total		% of total	amount	%	% organic

Domestic	1,973	73.8	2,215	74.5	(242)	(10.9)	(9.8)
EBITDA margin	49.0		49.5			(0.5)pp	0.2 pp
Brazil	463	17.3	505	17.0	(42)	(8.3)	4.4
EBITDA margin	25.9		26.2			(0.3)pp	(0.3)pp
Argentina	271	10.1	289	9.7	(18)	(6.2)	9.2
EBITDA margin	29.6		32.1			(2.5)pp	(2.5)pp
Media, Olivetti and Other Operations	(32)	(1.1)	(33)	(1.1)	1
Adjustments and Eliminations	(3)	(0.1)	(3)	(0.1)	−
Total consolidated EBITDA	2,672	100.0	2,973	100.0	(301)	(10.1)	(6.4)
EBITDA margin	39.3		40.2			(0.9)pp	(1.4)pp

EBITDA was particularly impacted by the change in the line items analyzed below:

•

Acquisition of goods and services (2,964 million euros; 3,231 million euros in the first quarter of 2012). The 267 million euro decrease was mainly driven by:

–

the Domestic Business Unit, where acquisitions decreased by 192 million euros compared to the first quarter of 2012, largely due to lower amounts payable to other operators;

–

the Brazil Business Unit, which recorded a reduction of 91 million euros, including a negative foreign exchange effect of 145 million euros; adjusted for the change in exchange rates, acquisitions would have risen by approximately 54 million euros;

–

the Argentina Business unit, which, in contrast, recorded an increase of 21 million euros, net of a negative foreign exchange effect of 55 million euros, without which the rise would have been around 76 million euros.

The higher acquisitions, excluding the effect of exchange rate changes, recorded by the Brazil and Argentina Business Units was essentially due to costs of a commercial and technical nature,

necessarily incurred to boost growth in the customer base, traffic volumes, and sales of mobile internet-enabled devices, and thus overall revenues in the Latam area.

•

Employee benefits expenses (976 million euros; 988 million euros in the first quarter of 2012).

These record a decrease of 12 million euros. The change was influenced by:

–

a 20 million euro decrease in employee benefits expenses in Italy, primarily due to lower ordinary personnel costs and charges, which fell by 41 million euros, offsetting a total of 21 million euros in expenses for mobility under Law 223/91, recognized after a framework agreement was reached by the Parent with trade unions on March 27, 2013. Specifically, a total of 18 million euros in expenses for mobility was recognized by the Parent itself, with a further 2 million euros recognized by TI Information Technology, and 1 million euros recognized by TI Sparkle;

–

an 8 million euro increase in employee benefits expenses in our foreign businesses, connected with the growth in the average workforce, which rose to 1,061 employees across the Brazil and Argentina Business Units.

•

Other operating expenses (440 million euros; 456 million euros in the first quarter of 2012).

These fell by 16 million euros compared to the first quarter of 2012.

The lower expenses recorded by the Brazil Business Unit (-29 million euros, including a negative foreign exchange effect of 25 million euros) were partially offset by higher expenses at the Argentina Business Unit (+14 million euros, including a negative foreign exchange effect of 14 million euros) and in the Domestic Business (+4 million euros). In particular:

–

Write-downs and expenses in connection with credit management (125 million euros; 128 million euros in the first quarter of 2012) consisted of 80 million euros (81 million euros in the first quarter of 2012) for the Domestic Business Unit, 28 million euros (24 million euros in the first quarter of 2012) for the Brazil Business Unit, and 14 million euros (12 million euros in the first quarter of 2012) for the Argentina Business Unit;

–

Provision charges (34 million euros; 25 million euros in the first quarter of 2012) consisted of 23 million euros (16 million euros in the first quarter of 2012) for the Brazil Business Unit, 7 million euros (4 million euros in the first quarter of 2012) for the Argentina Business Unit, and 4 million euros (5 million euros in the first quarter of 2012) for the Domestic Business Unit;

–

Telecommunications operating fees and charges (146 million euros; 185 million euros in the first quarter of 2012) consisted of 112 million euros (152 million euros in the first quarter of 2012) for the Brazil Business Unit, 18 million euros (17 million euros in the first quarter of 2012) for the Argentina Business Unit, and 16 million euros (16 million euros in the first quarter of 2012) for the Domestic Business Unit.

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Quarter	1st Quarter	Change
	2013	2012

Amortization of intangible assets with a finite useful life	546	544	2
Depreciation of property, plant and equipment – owned and leased	746	800	(54)
Total	1,292	1,344	(52)

Lower depreciation and amortization was mainly driven by the Domestic Business Unit (-22 million euros), essentially due to a drop in depreciable and amortizable items, and the Brazil Business Unit (-18 million euros), where the figure includes a negative foreign exchange effect of 33 million euros, without which depreciation and amortization would have shown growth. The Argentina Business Unit recorded a 2 million euro decrease (inclusive of a negative foreign exchange effect of 20 million euros).

Gains (losses) on disposals of non-current assets

In the first quarter of 2013 the item amounted to 7 million euros, represented by net gains on disposals of non-current assets, essentially referring to the Domestic Business Unit.

In the first quarter of 2012 the item recorded a negative 4 million euros.

Impairment reversals (losses) on non-current assets

Net impairment losses on non-current assets for the first quarter of 2013 totaled 105 million euros and refer to the expected loss, including additional charges, from the sale of the entire La7 S.r.l. investment held by Telecom Italia Media S.p.A.

On March 6, 2013, Telecom Italia Media and Cairo Communication signed an agreement for the sale of 100% of La7 S.r.l. The sale was completed on April 30, 2013, once authorization for the transaction was received, as required by law.

The overall impact of the sale, considering the performance of La7 S.r.l. up until the disposal date of the asset, will be approximately -130 million euros for 2013, inclusive of non-controlling interests.

EBIT

EBIT totaled 1,282 million euros (1,625 million euros in the first quarter of 2012), showing a decrease of 343 million euros compared to the corresponding period of 2012 (-21.1%); the EBIT margin was 18.9% (22.0% in the first quarter of 2012).

Organic EBIT totaled 1,414 million euros, down 182 million euros (-11.4%) compared to the first quarter of 2012; the EBIT margin was 20.8% (22.7% in the first quarter of 2012).

Finance income (expenses)

Finance income (expenses) recorded a net expense of 491 million euros (net expense of 449 million euros in the first quarter of 2012), an increase of 42 million euros year-on-year. The increase was due to changes in the value of hedging derivatives, due to market fluctuations in foreign exchange rates. These changes, which are unrealized accounting changes, do not result in any actual monetary settlement. Other negative effects came from the non-capitalization of finance expenses incurred through the acquisition, by the Domestic Business Unit, of user licenses to LTE mobile frequencies: these expenses were no more capitalized as the assets to which they refer came into use during the period.

Income tax expense

The item totaled 343 million euros, down 112 million euros on the first quarter of 2012, largely due to the smaller taxable base of the Parent Telecom Italia.

Profit (loss) for the period

Profit (loss) for the period breaks down as follows:

(millions of euros)	1st Quarter	1st Quarter
	2013	2012

Profit (loss) for the period	448	718
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	364	605
Profit (loss) from discontinued operations/non-current assets held for sale	−	−
Profit (loss) for the period attributable to owners of the Parent	364	605
Non-controlling interests:
Profit (loss) from continuing operations	84	113
Profit (loss) from discontinued operations/non-current assets held for sale	−	−
Profit (loss) attributable to non-controlling interests	84	113

Financial and Operating Highlights –
The Business Units of the Telecom Italia Group

Starting from the Half-year Financial Report at June 30, 2012, the Telecom Italia Group has early adopted and retrospectively applied revised IAS 19 (Employee Benefits). As a result, the comparative first quarter 2012 figures of the Business Units have been restated on a consistent basis.

Domestic

The company Matrix, which was sold on October 31, 2012, was classified under Other Operations in 2012, and thus excluded from the Domestic–Core Domestic Business Unit. Comparative figures for the first quarter of 2012 have been restated accordingly.

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change
			amount	%	% organic

Revenues	4,024	4,477	(453)	(10.1)	(10.1)
EBITDA	1,973	2,215	(242)	(10.9)	(9.8)
EBITDA margin	49.0	49.5		(0.5)pp	0.2pp
EBIT	1,093	1,304	(211)	(16.2)	(14.3)
EBIT margin	27.2	29.1		(1.9)pp	(1.4)pp
Headcount at period-end (number)	53,147	(*) 53,224	(77)	(0.1)

(*)

Headcount at December 31, 2012.

Fixed

	3/31/2013	12/31/2012	3/31/2012
Physical accesses at period-end (thousands) (1)	21,016	21,153	21,562
of which Retail physical accesses at period-end (thousands)	13,777	13,978	14,457
Domestic BU broadband accesses at period-end (thousands) (2)	8,878	8,967	9,076
of which Retail broadband accesses at period-end (thousands)	6,984	7,020	7,092
Network infrastructure in Italy:
access network in copper (millions of km – pair, distribution and connection)	114.6	114.5	112.3
access and carrier network in optical fiber (millions of km - fiber)	5.9	5.7	4.6
Total traffic:
Minutes of traffic on fixed-line network (billions)	24.2	101.8	27.2
Domestic traffic	20.7	85.9	23.4
International traffic	3.5	15.9	3.8
DownStream and UpStream traffic volumes (PBytes)	629	2,202	540

(1)

Excludes full-infrastructured OLOs and WIMAX.

(2)

Excludes ULL and NAKED, satellite and full-infrastructured OLOs, and WIMAX.

Mobile

	3/31/2013	12/31/2012	3/31/2012
Number of lines at period-end (thousands)	31,858	32,159	32,328
Change in lines (%)	(0.9)	(0.2)	0.3
Churn rate (%) (1)	7.1	26.6	6.3
Total average outgoing traffic per month (millions of minutes)	3,538	3,664	3,672
Total average outgoing and incoming traffic per month (millions of minutes)	4,879	4,921	4,879
Mobile browsing volumes (PBytes) (2)	24.4	93.1	22.5
Average monthly revenues per line (in euros) (3)	13.1	15.5	15.9

(1)

The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(2)

National traffic excluding roaming.

(3)

The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating Units (CGU):

•

Core Domestic: includes all telecommunications activities inherent to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments defined on the basis of the “customer centric” organizational model are as follows:

–

Consumer: comprises the aggregate of voice and Internet services and products managed and developed for persons and families in the Fixed and Mobile telecommunications markets and also public telephony;

–

Business: expanded as of the beginning of 2013 to include Top customers, the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets;

–

National Wholesale: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;

–

Other (Support Structures): includes:

–

Technology & IT: constitutes services related to the development, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes and assurance regarding customer services in addition to the development and operation of information services;

–

Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

•

International Wholesale: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and Internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Main financial data

Key results for the first quarter of 2013 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to the first quarter of 2012.

Core Domestic

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change %
			amount	%	% organic

Revenues	3,832	4,244	(412)	(9.7)	(9.7)
Consumer (1)	1,986	2,180	(194)	(8.9)	(8.9)
Business (2)	1,305	1,502	(197)	(13.1)	(13.1)
National Wholesale	499	518	(19)	(3.7)	(3.7)
Other	42	44	(2)	(4.5)	(4.5)
EBITDA	1,928	2,170	(242)	(11.2)	(10.1)
EBITDA margin	50.3	51.1		(0.8)pp	(0.2)pp
EBIT	1,071	1,283	(212)	(16.5)	(14.7)
EBIT margin	27.9	30.2		(2.3)pp	(1.7)pp
Headcount at period-end (number)	52,211	(*) 52,289	(78)	(0.1)

(*)

Headcount at December 31, 2012.

(1)

The company Matrix, which was sold on October 31, 2012, was classified under Other Operations in 2012, and thus excluded from the Consumer segment of Core Domestic. Comparative figures for 2012 have been restated accordingly.

(2)

Includes Top customers as of January 1, 2013. Figures for the periods under comparison have been restated accordingly.

International Wholesale

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change %
			amount	%	% organic

Revenues	283	347	(64)	(18.4)	(18.4)
of which third party	197	244	(47)	(19.3)	(19.3)
EBITDA	47	48	(1)	(2.1)	-
EBITDA margin	16.6	13.8		2.8 pp	3.2 pp
EBIT	22	22	-	-	4.5
EBIT margin	7.8	6.3		1.5 pp	1.8 pp
Headcount at period-end (number)	936	(*) 935	1	0.1

(*)

Headcount at December 31, 2012.

Revenues

Revenues in the quarter were driven down by the worsening economic climate and a highly competitive market which is placing downward pressures on prices (especially in the mobile segment and for traditional services). In addition, revenues were also impacted by regulatory changes and calendar differences.

Specifically, revenues were affected by the entry into force as of January 1, 2013 of new mobile termination rates (MTR), which are 40% lower than the rates applicable in the second half of 2012 and 72% lower than those applicable in the first half of 2012 (1.5 euro cents per minute versus 5.3 euro cents in the first half of 2012, and 2.5 euro cents in the second half of 2012). The introduction in July 2012 of a Europe-wide cap on the price of roaming traffic also contributed to pushing revenues down, as did calendar differences, since 2012 was a leap year and so the first quarter of 2012 was longer than 2013.

In this scenario, revenues in the first quarter of 2013 fell by 10.1% in organic terms year-on-year, showing a downward trend with respect to the last quarter of 2012, when the figure declined by 9.0% year-on-year. Excluding the impact of the new mobile termination rates, calculated at 117 million euros, the drop in revenues in the first quarter of 2013 would have come to -7.5% year-on-year, only slightly down on the 2012 trend (net of the impact of the MTR, the fourth quarter of 2012 showed a 7.3% drop year-on-year). Taking into account calendar differences and the new cap on roaming prices, the trend in revenues was largely in line with that of the final quarter of last year.

Falling revenues were primarily due to the decline in revenues from traditional services, which were only marginally offset by the growth in innovative services, especially Fixed-line Broadband and Mobile Internet in the Consumer segment.

In detail:

•

Consumer: revenues for the Consumer segment amounted to 1,986 million euros, decreasing 194 million euros compared to the first quarter of 2012 (-8.9%). The figure shows a declining trend compared to 2012, when revenues fell 3.6% versus 2011, and 4.5% in the fourth quarter alone. Lower revenues were largely due to the sharp fall in the Mobile segment (-14.7% versus -5.4% in 2012; -7.0% in the fourth quarter of 2012), driven down by competitive pressures which eroded the customer base (-4.1% compared to March 31, 2012; -1.8% compared to December 31, 2012) and by the adverse impact of lower termination rates (-104 million euros in the first quarter for the Mobile segment). The fall in revenues was entirely attributable to lower revenues from services (-201 million euros or -9.6%), especially revenues from traditional Mobile Voice services (-160 million euros), largely affected by the introduction of the new termination rates. Lower revenues were also recorded from Fixed-line Voice services (-53 million euros) and Messaging (-17 million euros), which were only partially offset by growth in Mobile Internet revenues (+9 million euros) and Fixed-line Broadband revenues (+8 million euros).

•

Business: revenues for the Business segment in the first quarter of 2013 totaled 1,305 million euros, representing a fall of 197 million euros (-13.1%) compared to the corresponding period of 2012. The decline was largely due to revenues from services (-188 million euros), which fell by 109 million euros in the Mobile segment (-23.9%) and by 88 million euros (-8.7%) in the Fixed-line segment. Lower Mobile revenues were primarily due to the drop in revenues from voice traffic, affected by the introduction of new termination rates, but also by the erosion of the human customer base (-2.2% versus March 31, 2012; -0.8% versus December 31, 2012) in the SOHO and SME segments in particular, which shrank by an average -6.8%. Although the trend in Fixed-line revenues improved compared to the fourth quarter of 2012 (especially in the Top segment), revenues continued to be affected by low market demand due to the negative economic scenario.

•

National Wholesale: revenues for the Wholesale segment in the first quarter of 2013 totaled 499 million euros, showing a drop of 19 million euros (-3.7%) compared to the corresponding period of 2012. The figure was driven down primarily by lower revenues from transport and interconnection services.

International Wholesale Revenues

International Wholesale revenues in the first quarter of 2013 totaled 283 million euros, down 64 million euros (-18.4%) year-on-year. Revenues from Voice services fell particularly sharply (-53.6 million euros or -22%), following the annual review of bilateral accords and transit arrangements, which resulted in the decision to focus on renewing agreements offering higher margins. Revenues from IP/Data services were also down (-4.4 million euros or -6%) due to an increase in the total bandwidth sold and lower prices, especially in the captive market segment. The decision to focus more closely on international traffic with higher margins resulted in an EBITDA for the quarter of 47 million euros, in line in organic terms with the figure for 2012, but up around 3 percentage points in terms of margin.

EBITDA

EBITDA for the Domestic Business Unit totaled 1,973 million euros in the first quarter of 2013, decreasing 242 million euros compared to the first quarter of 2012 (-10.9%). The EBITDA margin stood at 49%, down slightly by -0.5 percentage points year-on-year. The result reflects the impact of the contraction in revenues from services (-451 million euros versus the corresponding period of 2012), only partly offset by the lower revenues due to other TLC operators (mainly attributable to lower termination rates) and by efficiencies achieved through the selective control and containment of operating expenses.

Organic EBITDA in the first quarter of 2013 amounted to 2,000 million euros (-218 million euros or
-9.8% compared with the first quarter of 2012), with an organic EBITDA margin of 49.7%, slightly up on the first quarter of last year (+0.2 percentage points).

With regard to the change in the main costs, the following is noted:

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change

Acquisition of goods and services	1,367	1,559	(192)
Employee benefits expenses	730	741	(11)
Other operating expenses	147	142	5

In particular:

•

acquisition of goods and services fell by 192 million euros (-12.3%) compared to the same period of 2012. This reduction is mainly due to a decline in revenues due to other TLC operators, owing principally to the reduction in Mobile termination rates;

•

employee benefits expenses fell by 11 million euros, from 741 million euros in the first quarter of 2012 to 730 million euros in the first quarter of 2013. The drop was mainly due to lower ordinary personnel costs, which were only partially offset by expenses for mobility under Law 223/91 totaling 21 million euros, recognized after a framework agreement was reached by the Parent Telecom Italia with trade unions on March 27, 2013. Specifically, a total of 18 million euros in expenses was recognized by Telecom Italia S.p.A., 2 million euros was recognized by TI Information Technology, and 1 million euros was recognized by TI Sparkle;

•

other operating expenses rose by 5 million euros compared with the first quarter of 2012, as shown in the following table:

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change

Write-downs and expenses in connection with credit management	80	81	(1)
Provision charges	4	5	(1)
Telecommunications operating fees and charges	16	16	-
Indirect duties and taxes	28	27	1
Sundry expenses	19	13	6
Total	147	142	5

EBIT

EBIT came to 1,093 million euros, down 211 million euros (-16.2%) compared to the first quarter of 2012 (1,304 million euros). The EBIT margin stood at 27.2% of revenues (29.1% in the first quarter of 2012).

In organic terms, EBIT stood at 1,120 million euros, down 187 million euros (-14.3%) compared to the first quarter of 2012 (1,307 million euros), with a margin of 27.8% in the first quarter of 2013, down from the 29.2% recorded for the first quarter of 2012.

Main Commercial Developments

In relation to its traditional business, Telecom Italia’s strategy in the Fixed-line segment has been to defend access volumes and value. The main drivers in the Mobile segment, other the hand, have been defending market share and raising usage. Innovation strategy in the Fixed-line and Mobile segments has instead focused on the development of new networks, ultra broadband delivered by fiber, LTE and cloud services.

Consumer Mobile

Customer acquisition campaigns focused on high-value customers, who were targeted with special deals. These included TUTTO A SECONDI FULL SPECIAL, a special deal for all new TIM customers offering a single rate plan for voice calls, SMS and Internet to make the most of their smartphones; TIM YOUNG XL SPECIAL, for new customers under 30 years of age and designed for people with high mobile data volumes, who still like to call their friends; ULTRA Internet 4G, to make the most of the Internet from your smartphone; and TIM INTERNATIONAL NEW, targeted at ethnic customers, offering more competitive rates on international traffic and a simplified rate plan.

Consumer Fixed-line

In the first quarter of 2013 Telecom Italia continued its campaign to retain new customers subscribing to the Internet Senza Limiti and Tutto Senza Limiti deals by extending the loyalty promotion which waives the activation fee for new customers who stay with TIM for at least 24 months, and by packaging the Internet Senza Limiti deal with Cubomusica and Cubovision subscriptions.

Sales campaigns focused on value growth in active customers included the continued promotion of the Superinternet and Internet Play options, and the launch in January of the new TI Cloud service provided by Telecom Italia, which enables users to backup data from their PCs, smartphones and tablets on La Nuvola Italiana (Italian Cloud). The new service strengthens Telecom Italia’s position as the leading player in the Italian market for cutting-edge residential services.

Business

The world of fixed-line telephony has been revolutionized with the launch of Tuttofibra, the new optic fiber deal through which Telecom Italia has opened the doors to ultra broadband technology with its Next Generation Network. For small businesses taking advantage of the deal, Tuttofibra is their key to the world of Impresa Semplice, to technologically advanced and high performance services, and to cloud computing solutions that can boost their competitiveness, making the most of it all thanks to the power of optic fiber. Seven major Italian cities (Milan, Rome, Naples, Turin, Bari, Bologna and Genoa) were chosen by Telecom Italia for the launch of the Tuttofibra option for the Impresa Semplice deal, which mirrors the ultra broadband Nuvola Italiana services already available to large enterprises.

The range of Information Technology services was enhanced with a new series of data security solutions, designed to assist and support customers at every stage of their security management systems. In particular:

•

Nuvola It SECURITY MONITORING, is designed to provide a systematic defense against the spread of new malware threats connected above all with the growing phenomenon of cybercrime;

•

Nuvola It SECURITY CONSULTING, is designed to assist customers in making the right investment choices to boost their ICT security.

The Mobile segment saw the launch of new solutions for LTE networks. The new LTE network range is now accessible from a wide range of devices, including fixed-line and mobile devices, pen drives and wireless routers, tablets and smartphones. The services offer greater productivity and an enhanced user experience for the business applications used by our customers, improving Internet and intranet browsing, real time unified communication and collaboration services, instant messaging, video streaming, video conferencing, and mobile CRM, to name just a few examples.

Brazil

	(millions of euros)		(millions of Brazilian reais)
	1st Quarter 2013	1st Quarter 2012	1st Quarter 2013	1st Quarter 2012	Change
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d

Revenues	1,786	1,928	4,711	4,468	243	5.4
EBITDA	463	505	1,221	1,170	51	4.4
EBITDA margin	25.9	26.2	25.9	26.2		(0.3)pp
EBIT	209	232	552	539	13	2.4
EBIT margin	11.7	12.1	11.7	12.1		(0.4)pp
Headcount at period-end (number)			11,549	(*) 11,622	(73)	(0.6)

(*)

Headcount at December 31, 2012.

	1st Quarter 2013	1st Quarter 2012

Number of lines at period-end (thousands)	71,218	(*)70,362
MOU (minutes/month)(**)	145	126
ARPU (reais)	18.5	19.1

(*)

Number at December 31, 2012.

(**)

Net of visitors.

Main financial data

Revenues

Revenues for the first quarter of 2013 amounted to 4,711 million reais, up 243 million reais (+5.4%) year-on-year. Service revenues totaled 4,087 million reais, up from 4,015 million reais for the same period of 2012 (+1.8%). Revenues from product sales were up from 453 million reais in the first quarter of 2012 to 624 million reais in the first quarter of 2013 (+37.7%), reflecting the Company’s strategy of market penetration with high-end handsets (smartphones/web phones) and tablets as an important lever for the expansion of revenues from data services.

Mobile Average Revenue Per User (ARPU) was 18.5 reais in the first quarter of 2013 compared with 19.1 reais in the same period of 2012 (-3.1%). The performance of ARPU and revenues from services not only reflects competitive pressures that have led to a decline in unit prices in the voice business, but also the lower mobile operator network interconnection rate, in force since February 2012.

The total number of lines at March 31, 2013 was 71.2 million, 1.2% higher than at December 31, 2012, representing a 27% market share in terms of lines.

From a commercial point of view, in the first quarter of 2013 TIM continued to focus steadily on Service Quality and Transparency, working on new innovative solutions to deliver on those objectives. Its commitment to transparency took on tangible form in the quarter with the launch of the “Portas Abertas” website (www.tim.com.br/portasabertas), after two months of testing. The website keeps customers up to date on progress made in network plans, including the main technical developments introduced and service quality indicators. The official launch of the website was accompanied by an institutional campaign on television featuring a popular Brazilian star.

EBITDA

EBITDA in the first quarter of 2013 amounted to 1,221 million reais, an improvement of 51 million reais (+4.4%) year-on-year. Growth in EBITDA was driven by higher revenues, mainly from value-added services, which were partially offset by higher termination costs due to increased traffic volumes and by industrial costs and employee benefits expenses. The EBITDA margin stood at 25.9%, 0.3 percentage points lower than in the first quarter of 2012.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)
	1st Quarter 2013	1st Quarter 2012	1st Quarter 2013	1st Quarter 2012	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	1,109	1,200	2,924	2,782	142
Employee benefits expenses	91	89	240	206	34
Other operating expenses	174	203	460	471	(11)
Change in inventories	(26)	(45)	(68)	(104)	36

•

acquisition of goods and services totaled 2,924 million reais (2,782 million reais in the first quarter of 2012). The 5.1% increase year-on-year (+142 million reais) breaks down as follows:

+83	million reais for purchases referring primarily to product cost;
+39	million reais for revenues due to other TLC operators;
+12	million reais for rent and lease costs;
+8	million reais for external service costs;

•

employee benefits expenses, amounting to 240 million reais, were up 34 million reais compared with the first quarter of 2012 (+16.5%). The average workforce grew from 9,682 employees in the first quarter of 2012 to 10,519 employees in the first quarter of 2013. The ratio of employee benefits expenses to total revenues rose to 5.1%, up 0.5 percentage points year-on-year;

•

other operating expenses amounted to 460 million reais, a drop of 2.3% (471 million reais in the first quarter of 2012). The expenses break down as follows:

(millions of Brazilian reais)	1st Quarter 2013	1st Quarter 2012	Change

Write-downs and expenses in connection with credit management	73	56	17
Provision charges	60	38	22
Telecommunications operating fees and charges	295	352	(57)
Indirect duties and taxes	22	15	7
Sundry expenses	10	10	-
Total	460	471	(11)

EBIT

EBIT totaled 552 million reais, an increase of 13 million reais compared to the first quarter of 2012. This increase was due to higher EBITDA, partially offset by higher depreciation and amortization charges of 39 million reais (668 million reais in the first quarter of 2013, compared to 629 million reais in the first quarter of 2012).

Argentina

	(millions of euros)		(millions of Argentine pesos)
	1st Quarter 2013	1st Quarter 2012	1st Quarter 2013	1st Quarter 2012	Change
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d

Revenues	917	901	6,064	5,126	938	18.3
EBITDA	271	289	1,796	1,644	152	9.2
EBITDA margin	29.6	32.1	29.6	32.1		(2.5)pp
EBIT	128	143	849	816	33	4.0
EBIT margin	14.0	15.9	14.0	15.9		(1.9)pp
Headcount at period-end (number)(*)			16,748	(**) 16,803	(55)	(0.3)

(*)

Includes employees with temp work contracts: 2 at March 31, 2013 and 3 at December 31, 2012.

(**)

Headcount at December 31, 2012.

	3/31/2012	12/31/2012	Change
			amount	%

Fixed-line
Lines at period-end (thousands)	4,109	4,128	(19)	(0.5)
ARBU (Average Revenue Billed per User) (Argentine pesos)	49.5	46.9 (*)	2.6	5.5
Mobile
Lines at period-end (thousands)	21,449	21,276	173	0.8
Telecom Personal lines (thousands)	19,114	18,975	139	0.7
% postpaid lines (**)	33%	33%	-
MOU Telecom Personal (minutes/month)	94	93 (*)	1	1.1
ARPU Telecom Personal (Argentine pesos)	62.1	54.9 (*)	7.2	13.1
Núcleo mobile lines (thousands) (***)	2,335	2,301	34	1.5
% postpaid lines (**)	19%	19%	-
Broadband
Broadband accesses at period-end (thousands)	1,626	1,629	(3)	(0.2)
ARPU (Argentine pesos) (****)	114.9	95.6 (*)	19.3	20.2

(*)

Figures for the first quarter of 2012.

(**)

Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.

(***)

Includes WiMAX lines.

(****)

The calculation method was updated in order to exclude, from the customer base, the Internet sticks sold to customers who already have ADSL access.

Revenues

Revenues for the first quarter of 2013 amounted to 6,064 million pesos, up 938 million pesos (+18.3%) compared with the first quarter of 2012 (5,126 million pesos) thanks to growth in the broadband and mobile customer base year-on-year, as well as higher ARPU. The main source of revenues was mobile telephony, which accounted for about 73% of the consolidated revenues of the Business Unit, an increase of more than 20% year-on-year.

Fixed-line telephony service: the number of fixed lines at March 31, 2013 was substantially unchanged versus the end of 2012. Even though regulated fixed-line services in Argentina continued to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU rose by 5.5% compared to the first quarter of 2012, thanks to the sale of additional services and the spread of traffic plans.

Mobile telephony service: Telecom Personal mobile lines in Argentina increased by 139 thousand compared to the end of 2012, arriving at a total of 19,114 thousand lines, 33% of which were postpaid. At the same time, thanks to high-value customer acquisitions and leadership in the smartphone segment, ARPU grew by 13.1% to 62.1 pesos (54.9 pesos in the first quarter of 2012). A large part of this growth was attributable to value-added services (including SMS messaging and Internet) which together accounted for approximately 55% of revenues from mobile telephony services in the first quarter of 2013.

In Paraguay, the Núcleo customer base grew by about 1.5% compared to December 31, 2012 to reach 2,335 thousand lines, 19% of which were postpaid.

Broadband: Telecom Argentina’s portfolio of broadband lines totaled 1,626 thousand accesses at March 31, 2013, showing substantially no change on the end 2012 figure. ARPU rose by 20.2% to 114.9 pesos (95.6 pesos in the first quarter of 2012), largely thanks to up-selling strategies and price adjustments.

EBITDA

EBITDA showed an increase of 152 million pesos (+9.2%) compared to the first quarter of 2012, reaching 1,796 million pesos. The EBITDA margin stood at 29.6%, down 2.5 percentage points compared to the first quarter of 2012, mainly due to higher costs for the acquisition of goods and services, employee benefits expenses, and other operating expenses.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)
	1st Quarter 2013	1st Quarter 2012	1st Quarter 2013	1st Quarter 2012	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	416	395	2,754	2,245	509
Employee benefits expenses	131	122	866	696	170
Other operating expenses	112	98	740	556	184
Change in inventories	(12)	(2)	(84)	(10)	(74)

•

acquisition of goods and services totaled 2,754 million pesos (2,245 million pesos in the first quarter of 2012). The increase of 22.7% compared to the first quarter of 2012 (+509 million pesos) was mainly due to higher external service costs of 200 million pesos and higher purchases of raw materials, auxiliaries, consumables and merchandise of 221 million pesos;

•

employee benefits expenses stood at 866 million pesos, an increase of 170 million pesos compared to the first quarter of 2012 (+24.4%). The increase was driven by salary rises, connected with the periodical review of union agreements, largely linked to inflation, which were only partially offset by the reduction in other employee benefits expenses for a total of approximately 19 million pesos. In addition, the average number of employees working in mobile telephony rose over the period, compared to the first quarter of 2012. The ratio of employee benefits expenses to total revenues rose to 14.3%, up 0.7 percentage points over the first quarter of 2012;

•

other operating expenses amounted to 740 million pesos, increasing 33.1% (556 million pesos in the first quarter of 2012). These expenses break down as follows:

(millions of Argentine pesos)	1st Quarter 2013	1st Quarter 2012	Change

Write-downs and expenses in connection with credit management	93	69	24
Provision charges	44	22	22
Telecommunications operating fees and charges	118	98	20
Indirect duties and taxes	482	364	118
Sundry expenses	3	3	-
Total	740	556	184

EBIT

EBIT for the first quarter of 2013 came to 849 million pesos compared to 816 million pesos recorded for the same period of last year. The increase of 33 million pesos was substantially due to higher EBITDA, partially offset by higher depreciation and amortization charges of 125 million pesos, as a result of the lower useful life calculated for customer relationships at the end of 2012.

The EBIT margin stood at 14.0% of revenues (-1.9 percentage points versus the first quarter of 2012).

Media

On March 6, 2013, Telecom Italia Media and Cairo Communication signed an agreement for the sale of 100% of La7 S.r.l., excluding the 51% of MTV Italia S.r.l.. The sale took place on April 30, 2013.

The agreement followed the transfer, effective as of September 1, 2012, of a business area consisting of television assets held by Telecom Italia Media S.p.A. to La7 S.r.l., which at the time was a wholly-owned subsidiary of Telecom Italia Media S.p.A.

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change
			amount	%	% organic

Revenues	48	58	(10)	(17.2)	(17.2)
EBITDA	(10)	(6)	(4)	(66.7)	(66.7)
EBITDA margin	n.s.	n.s.
EBIT	(125)	(21)	(104)	n.s.	4.8
EBIT margin	n.s.	n.s.
Headcount at period-end (number)	713	(*) 735	(22)	(3.0)

(*)

Headcount at December 31, 2012.

	1st Quarter 2013	1st Quarter 2012

La7 audience share Free to Air (average during the period, in %)	4.2	3.4
Gross advertising revenues (millions of euros)	46.3	64.9
At March 31, 2013, the three digital multiplexes of Telecom Italia Media Broadcasting reached 95% of the Italian population.

In light of the sale of La7 S.r.l., the table below shows figures for the first quarter of 2013 and the first quarter of 2012, restated to exclude the results of the company sold.

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change
			amount	%

Revenues	25	28	(3)	(10.7)
EBITDA	5	8	(3)	(37.5)
EBITDA margin	20.0	28.6		(8.6)pp
EBIT	(3)	1	(4)	n.s.
EBIT margin	n.s.	3.6
Headcount at period-end (number)	207	(*) 241	(34)	(14.1)

(*)

Headcount at December 31, 2012.

Revenues

Revenues amounted to 25 million euros in the first quarter of 2013, decreasing by 3 million euros compared to the 28 million euros in the first quarter of 2012. In greater detail:

•

MTV group revenues came to 8 million euros, before intragroup eliminations, decreasing by 4 million euros compared to the first quarter of 2012 (12 million euros). Lower revenues were primarily driven by lower net advertising revenues (7 million euros in the first quarter of 2013, versus 8 million euros in the first quarter of 2012), the elimination of Playmaker assets following the closure of the business unit, and the winding up of production operations for the Viacom channels Kids and Entertainment following the sale of the business unit at the end of 2012;

•

revenues from Network Operator activities (TIMB), before intragroup eliminations, totaled 19 million euros, compared to 18 million euros in the first quarter of last year, an increase of 1 million euros. The change was essentially due to the consolidation of the customer portfolio acquired in 2012.

EBITDA

EBITDA showed a positive 5 million euros for the first quarter of 2013, down 3 million euros compared to the first quarter of 2012. The drop was substantially due to lower revenues, as outlined above. In particular:

•

EBITDA for the MTV group stood at -4 million euros, 2 million euros less than in the first quarter of 2012. The drop was mainly due to lower revenues, as described above, which were only partially offset by lower costs for the acquisition of goods and services and labor costs totaling 2 million euros;

•

EBITDA relating to Network Operator activities came to 10 million euros, 1 million euros less than in the first quarter of 2012. The drop was mainly driven by higher overheads and post switch-off provisions for a total of 2 million euros, which were only partially offset by the above mentioned increase in revenues.

EBIT

EBIT was a negative 3 million euros, compared to +1 million euros in the first quarter of 2012, showing a drop of 4 million euros. The figure was driven down essentially by lower EBITDA, as described above, and higher depreciation and amortization charges of 1 million euros.

Sale of La7 S.r.l.

On April 30, 2013, after authorization for the sale was received, as required by law, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication, on the terms and conditions announced to the market in March 2013.

The broadcaster was sold at a price of around 1 million euros. Prior to the transfer of the investment, La7 S.r.l. was recapitalized by Telecom Italia Media S.p.A. in order to ensure that at the date of the sale the company had a positive net financial position of no less than 88 million euros. The recapitalization also contributed to giving La7 S.r.l. an agreed equity of 138 million euros.

As a result of the transaction, Telecom Italia S.p.A. has waived financial receivables due from Telecom Italia Media S.p.A. for a total amount of 100 million euros.

Based on the agreements entered into and also taking account of the expected performance of La7 S.r.l. up to the date of disposal, negative income statement impacts are expected for the year 2013 of around 130 million euros, before amounts due to non-controlling interests.

The sale was part of a broader plan for the corporate restructuring of the Telecom Italia Media Group, begun in 2012.

Olivetti

On June 13, 2012 the shareholders of the subsidiary Olivetti I-Jet S.p.A. voted to place the company in liquidation.

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change
			amount	%

Revenues	52	59	(7)	(11.9)
EBITDA	(19)	(13)	(6)	(46.2)
EBITDA margin	n.s.	n.s.
EBIT	(20)	(15)	(5)	(33.3)
EBIT margin	n.s.	n.s.
Headcount at period-end (number)	762	(*) 778	(16)	(2.1)

(*)

Headcount at December 31, 2012.

Revenues

Revenues amounted to 52 million euros in the first quarter of 2013, a decrease of 7 million euros
(-11.9%) year-on-year (59 million euros in the first quarter of 2012).

Lower revenues were primarily driven by lower sales through both direct and indirect channels of 3 million euros in Italy, where customers are most exposed to the current market downturn, lower sales of products to Telecom Italia of 3 million euros, and lower sales to Latin America and Europe of 2 million euros, only partially offset by higher international sales.

EBITDA

EBITDA recorded a negative 19 million euros, down 6 million euros compared to the first quarter of 2012. The figure was driven down by charges totaling 9 million euros, resulting from a fire which completely destroyed the spare parts warehouse on March 19, 2013. The goods were adequately insured and the Company expects to receive an insurance payout by the end of the current year equal to at least the total damages suffered. Excluding this item, the change in EBITDA would have been a positive 3 million euros (+23.1%), thanks to margins holding strong in percentage terms and to lower fixed costs (which benefited from the closure of Olivetti’s ink-jet business in 2012). These two factors more than offset the lower absolute margins resulting from the decline in sales.

EBIT

EBIT recorded a negative 20 million euros, a decrease of 5 million euros compared to the first quarter of 2012, when it stood at a negative 15 million euros. The figure was affected by the same factors driving the drop in EBITDA, described above. Excluding the losses from the destruction of the spare parts warehouse, EBIT would have risen by 4 million euros (+26.7%) to -11 million euros in the first quarter of 2013, from the -15 million euros recorded in the first quarter of 2012.

Consolidated Financial Position and Cash Flows Performance

Non-current assets

•

Goodwill: the item rose by 80 million euros, from 32,410 million euros at the end of 2012 to 32,490 million euros at March 31, 2013, due to changes in foreign exchange rates applicable to the Group’s Brazilian operations.

As explained earlier, competition levels rose significantly in the first quarter of 2013, especially in the domestic market, placing significant downward pressure on prices. This situation adversely affected the performance of all the main economic and financial variables in the first quarter of 2013. Nonetheless, on the basis of the information currently available, the Group has confirmed all its main economic and financial targets for the year 2013 as a whole, as established and disclosed to the market in the 2013–2015 Plan.

In the light of the foregoing, and despite the uncertainty of future scenarios and outlooks which, if borne out by future events, could potentially have an adverse effect on valuations, Telecom Italia, on the basis of the information available, has decided that, for the Interim Report at March 31, 2013, a review is not required of the impairment testing already conducted on goodwill and reported in the Telecom Italia Group Consolidated Financial Statements at December 31, 2012, also in view of the fact that impairment testing will be conducted, as customary, for the half-year financial report at June 30, 2013.

•

Other intangible assets: the item decreased by 65 million euros, from 7,927 million euros at the end of 2012 to 7,862 million euros at March 31, 2013, and is the balance of the following:

–

additions (+410 million euros);

–

amortization charge for the period (-546 million euros);

–

disposals, exchange differences, reclassifications and other movements (for a net balance of +71 million euros).

At March 31, 2013, all the user licenses to LTE frequencies acquired by Telecom Italia S.p.A. in 2011 were in use and subject to amortization. Accordingly, no finance expenses remain to be capitalized.

•

Tangible assets: the item decreased by 167 million euros, from 15,479 million euros at the end of 2012 to 15,312 million euros at March 31, 2013, and is the balance of the following:

–

additions (+468 million euros);

–

depreciation charge for the period (-746 million euros);

–

disposals, impairment losses, exchange differences, reclassifications and other movements (for a net balance of +111 million euros).

Consolidated equity

Consolidated equity amounted to 23,758 million euros (23,012 million euros at December 31, 2012), of which 19,943 million euros was attributable to owners of the Parent (19,378 million euros at December 31, 2012) and 3,815 million euros was attributable to non-controlling interests (3,634 million euros at December 31, 2012).

In greater detail, the changes in equity were the following:

(millions of euros)	3/31/2013	12/31/2012

At the beginning of the period	23,012	26,694
Total comprehensive income (loss) for the period	738	(2,649)
Dividends approved by:	(5)	(1,038)
Telecom Italia S.p.A.	−	(895)
Other Group companies	(5)	(143)
Issue of equity instruments	−	2
Other changes	13	3
At the end of the period	23,758	23,012

Cash flows

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt during the first quarter of 2013:

Change in adjusted net financial debt

(millions of euros)	1st Quarter	1st Quarter	Change
	2013	2012

EBITDA	2,672	2,973	(301)
Capital expenditures on an accrual basis	(878)	(954)	76
Change in net operating working capital:	(1,683)	(1,387)	(296)
Change in inventories	(40)	(48)	8
Change in trade receivables and net amounts due from customers on construction contracts	204	118	86
Change in trade payables (*)	(1,488)	(1,014)	(474)
Other changes in operating receivables/payables	(359)	(443)	84
Change in provisions for employees benefits	11	(8)	19
Change in operating provisions and Other changes	15	2	13
Net operating free cash flow	137	626	(489)
EBITDA Margin	2.0	8.5	(6.5)pp

Sale of investments and other disposals flow	26	10	16
Financial investments flow	−	(7)	7
Finance expenses, income taxes and other net non-operating requirements flow	(656)	(527)	(129)
Reduction/(Increase) in adjusted net financial debt	(493)	102	(595)

(*)

Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been illustrated with reference to EBITDA, adjusted net financial debt in the first quarter of 2013 was particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	1st Quarter 2013		1st Quarter 2012		Change
		% of total		% of total

Domestic	578	65.8	586	61.4	(8)
Brazil	178	20.3	234	24.5	(56)
Argentina	112	12.8	121	12.7	(9)
Media, Olivetti and Other Operations	10	1.1	13	1.4	(3)
Adjustments and Eliminations	−	−	−	−	−
Total consolidated capital expenditures	878	100.0	954	100.0	(76)
% of Revenues	12.9		12.9		−

Capital expenditures totaled 878 million euros in the first quarter of 2013, decreasing by 76 million euros compared to the first quarter of 2012. In particular:

•

the Domestic Business Unit reported substantially no change in capex year-on-year; the increase related to the continuation of the development of next generation networks (LTE and fiber) was offset by the lower requirement in relation to delivery of new systems, owing to the slowdown in fixed-line business;

•

the Brazil Business Unit recorded a decrease in capex of 56 million euros (inclusive of a negative exchange rate effect of 28 million euros). The decrease was largely due to a temporary slowdown in network investments due to delays in the finalization of contracts with key suppliers, only partially offset by higher investments in IT development;

•

the Argentina Business Unit reported capital expenditures substantially in line with the first quarter of last year (-9 million euros, including a negative exchange rate effect of 17 million euros). In addition to customer acquisition costs, expenditure was aimed at enlarging and upgrading broadband services to improve transmission capacity and increase access speed for customers, at traditional fixed-line access to meet demand, and at backhauling, to support mobile access growth. Telecom Personal also invested primarily in increased capacity and enlargement of the 3G network to support Mobile Internet growth.

Change in net operating working capital

The change over the period was -1,683 million euros.

In particular:

•

the change in trade payables (-1,488 million euros) was linked to a seasonal peak in payments of bills payable. Investment spending and external costs generally peak in the final quarter of the year, however the related cash flows are largely postponed to the following quarter due to the normal payment terms and contractually applicable conditions. In addition, in the last quarter of 2012 payments to suppliers slowed down temporarily, by an estimated 300 million euros, due to compliance requirements of new Italian regulations introduced in the second half of the year;

•

the change in other operating receivables/payables (-359 million euros) includes a negative amount of around 300 million euros, for taxes on telecommunications operations paid by the Brazil Business Unit – the taxes are normally paid every year by the end of March;

•

the management of trade receivables generated an inflow of 204 million euros, whereas inventory management produced a net outflow of 40 million euros, primarily attributable to the Brazil and Domestic Business Units, as a result of mobile handset procurement policies designed to sustain revenues from their sale.

Sale of investments and other disposals flow

The item totaled 26 million euros in the first quarter of 2013, and consisted of the receipt of payments connected with the disposal of the EtecSA Cuba investment, sold at the end of January 2011, and the receipt of payments connected with the disposal of other tangible and intangible assets .

In the first quarter of 2012 the item came to 10 million euros, and consisted primarily of the collection of installments on the sale of the EtecSA Cuba investment.

Financial investments flow

The item recorded no cash flows in the first quarter of 2013. In the first quarter of 2012 the item consisted mainly of the payment of incidental costs and other payables in connection with the acquisition of investments during the last quarter of 2011.

Finance expenses, income taxes and other net non-operating requirements flow

The item mainly included the payment, during the first quarter of 2013, of net finance expenses (657 million euros) and income taxes (100 million euros), as well as the change in non-operating receivables and payables.

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	3/31/2013	12/31/2012	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	24,474	23,956	518
Amounts due to banks, other financial payables and liabilities	8,543	8,976	(433)
Finance lease liabilities	1,121	1,159	(38)
	34,138	34,091	47
Current financial liabilities (*)
Bonds	2,621	3,593	(972)
Amounts due to banks, other financial payables and liabilities	2,677	2,338	339
Finance lease liabilities	210	219	(9)
	5,508	6,150	(642)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	−	−	−
Total Gross financial debt	39,646	40,241	(595)
Non-current financial assets
Securities other than investments	(14)	(22)	8
Financial receivables and other non-current financial assets	(2,340)	(2,474)	134
	(2,354)	(2,496)	142
Current financial assets
Securities other than investments	(736)	(754)	18
Financial receivables and other current financial assets	(564)	(502)	(62)
Cash and cash equivalents	(6,476)	(7,436)	960
	(7,776)	(8,692)	916
Financial assets included in Discontinued operations/Non-current assets held for sale	−	−	−
Total financial assets	(10,130)	(11,188)	1,058
Net financial debt carrying amount	29,516	29,053	463
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(749)	(779)	30
Adjusted net financial debt	28,767	28,274	493
Detailed as follows:
Total adjusted gross financial debt	37,222	37,681	(459)
Total adjusted financial assets	(8,455)	(9,407)	952
(*) of which current portion of medium/long-term debt:
Bonds	2,621	3,593	(972)
Amounts due to banks, other financial payables and liabilities	2,073	1,681	392
Finance lease liabilities	210	219	(9)

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, which has been a prominent feature in financial markets since the fourth quarter of 2008, has significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities. Having said this and in order to present a more realistic analysis of net financial debt, starting from the Half-Year Financial Report at June 30, 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a new indicator has also been presented called “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual cash settlement.

Sales of receivables to factoring companies

Sales of receivables to factoring companies finalized during the first quarter of 2013 resulted in a positive effect on net financial debt at March 31, 2013 of 804 million euros (1,233 million euros at December 31, 2012).

Gross financial debt

Bonds

Bonds at March 31, 2013 were recorded for a total of 27,095 million euros (27,549 million euros at December 31, 2012). Their nominal repayment amount is 26,105 million euros, down 218 million euros compared to December 31, 2012 (26,323 million euros).

Changes in bonds over the first quarter of 2013 are shown below:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. subordinated bonds, 750 million euros 7.750% maturing 3/20/2073 (1)	Euro	750	3/20/2013

(1)

The hybrid debt securities are Telecom Italia’s first subordinated issue on the euro market. The bond has a tenor of 60 years, with final maturity in 2073 and a first call date for the issuer in 2018. The call schedule begins on March 20, 2018 at par, and then continues every five years thereafter. The coupon will step up by 25 bps in 2023, and by a further 75 bps in 2038. The effective yield at the first call date will be 7.875%. The notes are listed on the Luxembourg Stock Exchange.

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Finance S.A. 678 million euros 6.875% (1)	Euro	678	1/24/2013
Telecom Italia S.p.A. 432 million euros 6.750% (2)	Euro	432	3/21/2013

(1)

Net of buybacks by the Company for 172 million euros during 2011 and 2012.

(2)

Net of buybacks by the Company for 218 million euros during 2011 and 2012.

In the first quarter of 2013, the Telecom Italia Group did not buy back any bonds.

In reference to the Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at March 31, 2013 was 222 million euros, down 8 million euros compared to December 31, 2012 (230 million euros).

Revolving Credit Facility and term loan

The following table shows the composition and the draw down of the committed credit lines available at March 31, 2013:

(billions of euros)	3/31/2013		12/31/2012
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	-	-	1.25	-
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility – expiring December 2013	0.2	-	0.2	-
Total	8.2	1.5	9.45	1.5

On May 24, 2012, Telecom Italia entered into an agreement for a Forward Start Facility of 4 billion euros, extending half the Revolving Credit Facility (RCF) expiring August 2014. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.

On May 25, 2013, Telecom Italia signed a new agreement to extend a further 3 billion euros of the Revolving Credit Facility (RCF) expiring August 2014, which had already been extended in part in 2012. The extension was obtained through a Forward Start Facility of 3 billion euros which will come into effect in August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and will expire in March 2018.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) was 7.09 years.

The average cost of the Group’s debt, considered as the annualized cost for the period and resulting from the ratio of debt-related expenses to average exposure, was approximately 5.3%.

Details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, are provided in the table below:

Details of the maturities of Financial liabilities – at nominal repayment amount:

	maturing by March 31 of the year:
(millions of euros)	2014	2015	2016	2017	2018	After 2018	Total

Bonds	2,114	2,314	4,404	1,400	2,637	13,236	26,105
Loans and other financial liabilities	1,732	2,388	1,118	648	830	1,594	8,310
Finance lease liabilities	196	125	131	140	165	560	1,317
Total	4,042	4,827	5,653	2,188	3,632	15,390	35,732
Current financial liabilities	583	-	-	-	-	-	583
Total	4,625	4,827	5,653	2,188	3,632	15,390	36,315

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounted to 13,912 million euros at March 31, 2013, corresponding to the sum of cash and cash equivalents and current securities other than investments, totaling 7,212 million euros (8,190 million euros at December 31, 2012), and the committed credit lines, mentioned above, of which a total of 6,700 million euros has not been drawn down. This margin will cover Group Financial Liabilities due beyond the next 24 months.

In particular:

Cash and cash equivalents amounted to 6,476 million euros (7,436 million euros at December 31, 2012). The different technical forms of investing available cash at March 31, 2013, including 100 million euros in Euro Commercial Papers, break down as follows:

•

Maturities: investments have a maximum maturity of three months;

•

Counterpart risk: investments by the European companies are made with leading banking, financial and industrial institutions with high-credit-quality. Investments by the companies in South America are made with leading local counterparts;

•

Country risk: investments are made mainly in major European financial markets.

Securities other than investments amounted to 736 million euros (754 million euros at December 31, 2012). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. They consist of: Italian treasury bonds (BTPs) purchased by Telecom Italia S.p.A. and Telecom Italia Finance S.A., amounting respectively to 360 million euros and 154 million euros; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012); and 210 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of BTPs and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group in August 2012, in replacement of the previous policy in force since July 2009.

Covenants, negative pledges and other conditions of contract existing at March 31, 2013

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

None of the bonds issued by the Telecom Italia Group carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the Company’s assets as collateral for loans ("negative pledges").

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank ("EIB"), an amount of 1,154 million euros (out of a total of 2,966 million euros at March 31, 2013) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the Company becomes the target of a merger, demerger or transfer of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

“Inclusion clause” provided for in the 100 million euro loan of August 5, 2011: where there are more restrictive clauses (e.g. cross default clauses, financial covenants, commitments restricting the sale of goods) conceded by the Company in new loan contracts, the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard &Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the Company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings (BBB and Baa3) do not require the provision of new guarantees or repayments of loans, however negotiations are underway with the EIB on how to proceed.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not met. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating.

All the syndicated bank lines contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), and the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control.

Such obligation, required by national legislation in matters governing qualifying rights, is firstly contained in the general authorization rights granted to Telecom Italia for the operation and the provision of the electronic communication network and for the offer of electronic communication services, besides the concession/general authorization rights granted to the subsidiary TI Media for the network operator and content supplier activities. A similar obligation is governed on the basis of the local legislation and content in the concession/license rights of the telecommunications services in favor of the foreign subsidiaries of the Group.

Telecom Italia is also a party to agreements in which the phenomenon of a change of control involves a change in or the termination of the relationship. Some, however, not regarding financing relationships, are subject to restrictions on confidentiality, such that the disclosure of the presence of the clause would cause severe detriment to the Company, which consequently takes advantage of the right not to proceed to make any disclosure on the issue, pursuant to art. 123-bis of the TUF, paragraph 1, letter h), second part. In other cases, the significance of the agreement is excluded.

There remain the following types of agreements, all regarding financing relationships:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 1,500,000,000 euros) to the same. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and UniCredit S.p.A. on December 20, 2010. Currently this facility is not being used;

•

Bonds. The regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB) The total nominal amount is 2.95 billion euros:

–

the contracts signed by Telecom Italia with the EIB, for an amount of 2.65 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;

–

the contracts signed by Telecom Italia with the EIB in 2011, for an amount of 300 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

–

the three contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros, contain an “inclusion clause” according to which, in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are more stringent than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•

Export Credit Agreement (residual nominal amount of about 12.5 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interests shall be due;

•

Senior Secured Syndicated Facility. The contract was signed in October 2011 by BBVA Banco Francés and Tierra Argentea S.A (a wholly-owned subsidiary of the Telecom Italia Group) for a facility of 312,464,000 Argentine pesos, and provides for the repayment of the loan in 2016. Following the signing of a Waiver & Prepayment Agreement on March 6, 2013, the facility has a residual value of 55,164,000 Argentine pesos (equal to approximately 8.4 million euros). The loan is secured by an on-demand bank guarantee for an amount equal to the residual value of the facility, for which the collateral formerly pledged of (i) 15,533,834 Telecom Argentina shares and (ii) 2,351,752 American Depositary Shares (ADS) representing 117,588 Nortel Inversora S.A. class B preferred shares, has been released. The covenants established by contract, in the form of negative covenants or financial covenants, are consistent with those of syndicated loans and with local practice; there is also a change of control clause which requires the full early repayment of the loan should the Telecom Italia Group hold less than a 100% interest in Tierra Argentea S.A. or lose control of the other Argentine subsidiaries.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, at March 31, 2013, no covenant, negative pledge clause, or other clause relating to the aforementioned debt position had in any way been breached or infringed.

Interim Consolidated Financial Statements- Telecom Italia Group

The Interim Report at March 31, 2013 of the Telecom Italia Group has been prepared in accordance with article 154-ter (Financial Reports) of Legislative Decree 58/1998 (Consolidated Law on Finance – TUF), and subsequent amendments and additions thereto, as well as Consob Communication DEM/8041082 of April 30, 2008 (Quarterly Corporate Reports issued by Companies whose Shares are Listed in Italy as the Original Member State).

The Interim Report is unaudited and has been drawn up in accordance with international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS”).

The accounting principles and consolidation principles adopted in the preparation of this Interim Report are the same as those adopted in the Telecom Italia Group Annual Consolidated Financial Statements at December 31, 2012, to which reference can be made. New principles and interpretations applicable as of January 1, 2013 will be adopted by the Group starting from the Half-Year Financial Report at June 30, 2013.

As a result of the early adoption and application, from the first half of 2012, of the revised IAS 19 (Employee Benefits) to employee severance indemnities, first quarter 2012 figures in the separate consolidated income statements have been restated. Specifically, this entailed the reclassification of the “time value” component in actuarial measurements, totaling 10 million euros, from employee benefits expenses to finance expenses.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; net financial debt carrying amount and adjusted net financial debt. Further details on such measures are presented under “Alternative performance measures”.

Moreover, the part entitled “Business Outlook for the Year 2013” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group's operations and strategies. Readers of the present Interim Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

Principal changes in the scope of consolidation

No changes to the scope of consolidation were made in the first quarter of 2013.

The following changes occurred during 2012:

•

Matrix – Other Operations: the company was sold on October 31, 2012, and consequently excluded from the scope of consolidation.

Separate Consolidated Income Statements

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change
		(Restated)	(a-b)
	(a)	(b)	amount	%

Revenues	6,796	7,392	(596)	(8.1)
Other income	55	52	3	5.8
Total operating revenues and other income	6,851	7,444	(593)	(8.0)
Acquisition of goods and services	(2,964)	(3,231)	267	8.3
Employee benefits expenses	(976)	(988)	12	1.2
Other operating expenses	(440)	(456)	16	3.5
Change in inventories	63	53	10	18.9
Internally generated assets	138	151	(13)	(8.6)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,672	2,973	(301)	(10.1)
Depreciation and amortization	(1,292)	(1,344)	52	3.9
Gains (losses) on disposals of non-current assets	7	(4)	11	°
Impairment reversals (losses) on non-current assets	(105)	−	(105)	°
Operating profit (loss) (EBIT)	1,282	1,625	(343)	(21.1)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	−	(3)	3	°
Other income (expenses) from investments	−	−	−	°
Finance income	764	803	(39)	(4.9)
Finance expenses	(1,255)	(1,252)	(3)	(0.2)
Profit (loss) before tax from continuing operations	791	1,173	(382)	(32.6)
Income tax expense	(343)	(455)	112	24.6
Profit (loss) from continuing operations	448	718	(270)	(37.6)
Profit (loss) from Discontinued operations/Non-current assets held for sale	−	−	−	°
Profit (loss) for the period	448	718	(270)	(37.6)
Attributable to:
Owners of the Parent	364	605	(241)	(39.8)
Non-controlling interests	84	113	(29)	(25.7)
(euros)		1st Quarter 2013	1st Quarter 2012
			(Restated)

Earnings per share:
Basic and Diluted Earnings Per Share (EPS)(*):

Ordinary Share		0.02	0.03
Savings Share		0.03	0.04
of which:
from Continuing operations
ordinary share		0.02	0.03
savings share		0.03	0.04
from Discontinued operations/Non-current assets held for sale
ordinary share		−	−
savings share		−	−
(*) Basic EPS is equal to Diluted EPS

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following statements of comprehensive income include the profit (loss) for the period as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		1st Quarter 2013	1st Quarter 2012

Profit (loss) for the period	(a)	448	718

Other components of the Consolidated Statements of Comprehensive Income:

Other components that will not be reclassified subsequently to the Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		−	−
Net fiscal impact		−	−
	(b)	−	−
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Net fiscal impact		−	−
	(c)	−	−
Total other components that will not be reclassified subsequently to the Separate Consolidated Income Statement	(d=b+c)	−	−

Other components that will be reclassified subsequently to the Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		(10)	25
Loss (profit) transferred to the Separate Consolidated Income Statement		(1)	−
Net fiscal impact		1	(4)
	(e)	(10)	21

Hedging instruments:
Profit (loss) from fair value adjustments		102	(511)
Loss (profit) transferred to the Separate Consolidated Income Statement		(71)	222
Net fiscal impact		(8)	80
	(f)	23	(209)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		276	(156)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(g)	276	(156)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		1	−
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(h)	1	−
Total other components that will be reclassified subsequently to the Separate Consolidated Income Statement	(i=e+f+g+h)	290	(344)
		−	−
Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	290	(344)
Total comprehensive income (loss) for the period	(a+k)	738	374
Attributable to:
Owners of the Parent		587	365
Non-controlling interests		151	9

Consolidated Statements of Financial Position

(millions of euros)		3/31/2013	12/31/2012	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		32,490	32,410	80
Other intangible assets		7,862	7,927	(65)
		40,352	40,337	15
Tangible assets
Property, plant and equipment owned		14,324	14,465	(141)
Assets held under finance leases		988	1,014	(26)
		15,312	15,479	(167)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		65	65	−
Other investments		37	39	(2)
Non-current financial assets		2,354	2,496	(142)
Miscellaneous receivables and other non-current assets		1,622	1,496	126
Deferred tax assets		1,246	1,432	(186)
		5,324	5,528	(204)
Total Non-current assets	(a)	60,988	61,344	(356)
Current assets
Inventories		483	436	47
Trade and miscellaneous receivables and other current assets		7,139	7,006	133
Current income tax receivables		27	77	(50)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,300	1,256	44
Cash and cash equivalents		6,476	7,436	(960)
		7,776	8,692	(916)
Current assets sub-total		15,425	16,211	(786)
Discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current assets	(b)	15,425	16,211	(786)
Total Assets	(a+b)	76,413	77,555	(1,142)

(millions of euros)		3/31/2013	12/31/2012	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		19,943	19,378	565
Non-controlling interests		3,815	3,634	181
Total Equity	(c)	23,758	23,012	746
Non-current liabilities
Non-current financial liabilities		34,138	34,091	47
Employee benefits		876	872	4
Deferred tax liabilities		807	848	(41)
Provisions		891	863	28
Miscellaneous payables and other non-current liabilities		1,094	1,053	41
Total Non-current liabilities	(d)	37,806	37,727	79
Current liabilities
Current financial liabilities		5,508	6,150	(642)
Trade and miscellaneous payables and other current liabilities		9,196	10,542	(1,346)
Current income tax payables		145	124	21
Current liabilities sub-total		14,849	16,816	(1,967)
Liabilities directly associated with discontinued operations/non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current Liabilities	(e)	14,849	16,816	(1,967)
Total Liabilities	(f=d+e)	52,655	54,543	(1,888)
Total Equity and Liabilities	(c+f)	76,413	77,555	(1,142)

Consolidated Statements of Cash Flows

(millions of euros)		1st Quarter	1st Quarter
		2013	2012

Cash flows from operating activities:
Profit (loss) from continuing operations		448	718
Adjustments for:
Depreciation and amortization		1,292	1,344
Impairment losses (reversals) on non-current assets (including investments)		105	1
Net change in deferred tax assets and liabilities		139	297
Losses (gains) realized on disposals of non-current assets (including investments)		(7)	4
Share of losses (profits) of associates and joint ventures accounted for using the equity method		−	3
Change in provisions for employees benefits		11	(8)
Change in inventories		(40)	(48)
Change in trade receivables and net amounts due from customers on construction contracts		204	118
Change in trade payables		(975)	(661)
Net change in current income tax receivables/payables		76	46
Net change in miscellaneous receivables/payables and other assets/liabilities		(439)	(412)
Cash flows from (used in) operating activities	(a)	814	1,402
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(410)	(424)
Purchase of tangible assets on an accrual basis		(468)	(530)
Total purchase of intangible and tangible assets on an accrual basis		(878)	(954)
Change in amounts due to fixed asset suppliers		(513)	(353)
Total purchase of intangible and tangible assets on a cash basis		(1,391)	(1,307)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		−	(7)
Acquisitions/disposals of other investments		−	−
Change in financial receivables and other financial assets		108	758
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		−	(5)
Proceeds from sale/repayment of intangible, tangible and other non-current assets		26	15
Cash flows from (used in) investing activities	(b)	(1,257)	(546)
Cash flows from financing activities:
Change in current financial liabilities and other		(219)	(728)
Proceeds from non-current financial liabilities (including current portion)		966	297
Repayments of non-current financial liabilities (including current portion)		(1,308)	(1,672)
Share capital proceeds/reimbursements (including subsidiaries)		−	(2)
Dividends paid		−	−
Changes in ownership interests in consolidated subsidiaries		−	−
Cash flows from (used in) financing activities	(c)	(561)	(2,105)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	−	−
Aggregate cash flows	(e=a+b+c+d)	(1,004)	(1,249)
Net cash and cash equivalents at beginning of the period	(f)	7,397	6,670
Net foreign exchange differences on net cash and cash equivalents	(g)	58	−
Net cash and cash equivalents at end of the period	(h=e+f+g)	6,451	5,421

Additional Cash Flow Information

		1st Quarter	1st Quarter
(millions of euros)		2013	2012

Income taxes (paid)/ received		(100)	(57)
Interest expense paid		(809)	(1,027)
Interest income received		152	312
Dividends received		−	−

Analysis of Net Cash and Cash Equivalents

		1st Quarter	1st Quarter
(millions of euros)		2013	2012

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations		7,436	6,714
Bank overdrafts repayable on demand – from continuing operations		(39)	(44)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		7,397	6,670
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations		6,476	5,492
Bank overdrafts repayable on demand – from continuing operations		(25)	(71)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		6,451	5,421

Changes in Equity from January 1, 2012 to March 31, 2012

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Remeasurements of employee defined benefit plans (IAS 19) (*)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings, including profit (loss) for the period	Total	Equity attributable to non-controlling interests	Total Equity

Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	196	(1)	9,276	22,790	3,904	26,694
Changes in equity during the period:
Comprehensive income (loss) for the period			21	(209)	(52)			605	365	9	374
Other changes								(1)	(1)	4	3
Balance at March 31, 2012	10,604	1,704	17	(283)	1,037	196	(1)	9,880	23,154	3,917	27,071

(*) The Reserve is presented as a result of the early adoption, starting from the first half of 2012, of revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Other reserves and retained earnings (accumulated losses), including profit (loss) for the period”.

Changes in equity from January 1, 2013 to March 31, 2013

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings, including profit (loss) for the period	Total	Equity attributable to non-controlling interests	Total equity

Balance at December 31, 2012	10,604	1,704	43	(383)	504	154	(1)	6,753	19,378	3,634	23,012
Changes in equity during the period:
Dividends approved									−	(5)	(5)
Comprehensive income (loss) for the period			(10)	23	209		1	364	587	151	738
Effect of equity transactions of TI Media								(23)	(23)	23	−
Other changes								1	1	12	13
Balance at March 31, 2013	10,604	1,704	33	(360)	713	154	−	7,095	19,943	3,815	23,758

Analysis of the main consolidated financial and operating items

Acquisition of goods and services

(millions of euros)	1st Quarter	1st Quarter	Change
	2013	2012

Purchases of goods	622	594	28
Portion of revenues to be paid to other operators and interconnection costs	841	1,080	(239)
Commercial and advertising costs	484	542	(58)
Power, maintenance and outsourced services	444	452	(8)
Rent and leases	172	167	5
Other service expenses	401	396	5
Total acquisition of goods and services	2,964	3,231	(267)
% of Revenues	43.6	43.7	(0.1)pp

Employee benefits expenses

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change

Employee benefits expenses - Italy	748	768	(20)
Ordinary employee expenses and costs	727	768	(41)
Expenses for mobility under Law 223/91	21	-	21
Employee benefits expenses – Outside Italy	228	220	8
Total employee benefits expenses	976	988	(12)
% of Revenues	14.4	13.4	1.0pp

Average headcount of the salaried workforce

(equivalent number)	1st Quarter 2013	1st Quarter 2012	Change

Average salaried workforce – Italy	51,142	52,374	(1,232)
Average salaried workforce – Outside Italy	26,772	25,711	1,061
Total Average salaried workforce (1)	77,914	78,085	(171)

(1)

Includes employees with temp work contracts: 56 in the first quarter of 2013 (52 in Italy and 4 outside Italy).

In the first quarter of 2012, the headcount was 55 (53 in Italy and 2 outside Italy).

Headcount at period-end

(number)	3/31/2013	12/31/2012	Change

Headcount – Italy	54,311	54,419	(108)
Headcount – Outside Italy	28,630	28,765	(135)
Total (1)	82,941	83,184	(243)

(1)

Includes employees with temp work contracts: 61 at March 31, 2013, 43 at December 31, 2012.

Headcount at period-end – Breakdown by Business Unit

(number)	3/31/2013	12/31/2012	Change

Domestic	53,147	53,224	(77)
Brazil	11,549	11,622	(73)
Argentina	16,748	16,803	(55)
Media	713	735	(22)
Olivetti	762	778	(16)
Other Operations	22	22	-
Total	82,941	83,184	(243)

Other income

(millions of euros)	1st Quarter	1st Quarter	Change
	2013	2012

Late payment fees charged for telephone services	14	18	(4)
Recovery of employee benefit expenses, purchases and services rendered	11	9	2
Capital and operating grants	7	4	3
Damage compensation, penalties and sundry recoveries	9	7	2
Sundry income	14	14	−
Total	55	52	3

Other operating expenses

(millions of euros)	1st Quarter	1st Quarter	Change
	2013	2012

Write-downs and expenses in connection with credit management	125	128	(3)
Provision charges	34	25	9
Telecommunications operating fees and charges	146	185	(39)
Indirect duties and taxes	111	98	13
Penalties, settlement compensation and administrative fines	9	5	4
Association dues and fees, donations, scholarships and traineeships	6	7	(1)
Sundry expenses	9	8	1
Total	440	456	(16)

Reconciliation between reported data and organic data

EBITDA – reconciliation of organic data

	TELECOM ITALIA GROUP		Domestic
(millions of euros)	1st Quarter	1st Quarter	1st Quarter	1st Quarter
	2013	2012	2013	2012

HISTORICAL EBITDA	2,672	2,973	1,973	2,215
Changes in the scope of consolidation		12		−
Foreign currency financial statements translation effect		(103)		−
Non-organic (revenues and income) costs and expenses	27	3	27	3
Disputes and settlements	1	1	1	1
Expenses for mobility under Law 223/91	21	−	21	−
Other (income) expenses, net	5	2	5	2

COMPARABLE EBITDA	2,699	2,885	2,000	2,218

 EBIT – reconciliation of organic data

	TELECOM ITALIA GROUP		Domestic		Media
(millions of euros)	1st Quarter	1st Quarter	1st Quarter	1st Quarter	1st Quarter	1st Quarter
	2013	2012	2013	2012	2013	2012

HISTORICAL EBIT	1,282	1,625	1,093	1,304	(125)	(21)
Changes in the scope of consolidation		16		−		−
Foreign currency financial statements translation effect		(48)		−		−
Non-organic (revenues and income) costs and expenses already described under EBITDA	27	3	27	3	−	−
Provision connected with the sale of La 7 S.r.l.	105	−	-	−	105	−
COMPARABLE EBIT	1,414	1,596	1,120	1,307	(20)	(21)

Events Subsequent to March 31, 2013

Broad-Based Share Ownership Plan

A share ownership plan for employees was approved at the extraordinary shareholders’ meeting of April 17, 2013. Under the plan, a maximum of 54,000,000 ordinary shares will be offered for subscription to employees at a discount of 10% below market price (though not below their par value). Subscribers who after one year still hold their shares and are still employees of Telecom Italia will be assigned one ordinary share free of charge for every three shares purchased. The shareholders also authorized the Board of Directors to raise a total of 39,600,000 euros in capital to service the plan, in part via the issue of new share rights and in part via a bonus issue funded through the appropriation of profits or retained earnings.

Sale of La7 S.r.l.

On April 30, 2013, after authorization for the sale was received, as required by law, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication, on the terms and conditions announced to the market in March 2013.

The broadcaster was sold at a price of 1 million euros. Prior to the transfer of the investment, La7 S.r.l. was recapitalized by Telecom Italia Media S.p.A. so as to ensure that at the date of the sale the company had a positive net financial position of no less than 88 million euros. The recapitalization also contributed to giving La7 S.r.l. an agreed equity of 138 million euros.

As a result of the transaction, Telecom Italia S.p.A. has waived financial receivables due from Telecom Italia Media S.p.A. for a total amount of 100 million euros.

Based on the agreements entered into and also taking account of the expected performance of La7 S.r.l. up to the date of disposal, negative income statement impacts are expected for the year 2013 of around 130 million euros, before amounts due to non-controlling interests.

The sale was part of a broader plan for the corporate restructuring of the Telecom Italia Media Group, begun in 2012.

Request for information from the Italian Securities Commission (Consob) pursuant to article 114, paragraph 5, of Legislative Decree 58/98

On May 3, 2013, Consob requested the disclosure of the following information by the Company, pursuant to article 114, paragraph 5, of Legislative Decree 58/98, in this Interim Report.

With reference to the possible integration of 3 Italia (commented in past market announcements), on May 8, 2013 the Telecom Italia Board of Directors adopted the decision to begin due diligence into the feasibility of the proposed transaction with Hutchison Whampoa.

As is known, on April 11, 2013, the Board of Directors set up an internal committee tasked with making a preliminary assessment of the viability (for regulatory and antitrust purposes) of the potential transaction and the overall industrial and financial interest therein, in order to report on the results to the Board with a non-binding recommendation on the appropriateness for the Company of beginning due diligence into the effective feasibility of the transaction.

In carrying out its activities, the Committee was aided by management and by the financial, tax and legal advisors of Telecom Italia, with specific advice from Credit Suisse. The assessment essentially focused on the following areas:

•

comparable business combinations in the mobile telecommunications sector;

•

previous financial statements of 3 Italia;

•

industrial targets of 3 Italia;

•

potential synergies deriving from the transaction;

•

tax aspects connected with the transaction;

•

regulatory and antitrust issues;

•

preliminary evaluations of the companies involved.

Considering the outcome of the assessment performed, which was based on preliminary and limited information, the Committee:

•

found that there were no impediments to beginning negotiations with the other party for the possible completion of the transaction;

•

suggested that Top Management be tasked with conducting due diligence jointly with the counterparty, to determine whether the parties could realistically negotiate an agreement on the value of the two companies in question, recommending that this second phase of investigations should be closed within a 30-day period.

Alongside the Committee’s preliminary investigations, the Committee of Independent Directors conducted its own preliminary analysis of the proposed transaction, following the voluntary decision to apply procedural checks similar to those applicable to significant transactions with related parties. Headed by the Lead Independent Director, Luigi Zingales, and comprising the directors Lucia Calvosa, Massimo Egidi, and Mauro Sentinelli, the Committee will assess whether the transaction would be in the Company’s interests, and the advantage and substantial fairness of its conditions.

Advised by Greenhill & Co. International LLP, the Committee of Independent Directors endorsed the recommendation to begin due diligence, which was adopted by the Board at its meeting on May 8, 2013.

─ ● ─

With regard to the access network spin-off project, on May 8, 2013, the Board of Directors began its examination of the assessment report submitted by management, which was tasked by the Board on April 11, 2013 to assess the project. The Board will complete its examination of the report at a special Board meeting scheduled for May 23, 2013.

In view of establishing a feasible operational procedure to spin off the access network, the assessment conducted by management and its advisors focused on:

•

competition rules applicable to the access network in Italy, compared to the European scenario;

•

the scope of the potential spin off;

•

spin-off procedures, with a comparative assessment of the possible outcomes for Telecom Italia of different approaches, with a view to promoting value creation;

•

financials and timing of the transaction.

The effects of the project have not been incorporated into the Business Plan for the period 2013–2015, an updated version of which was approved by the Board of Directors on February 8, 2013. As such, the spin-off was not taken into consideration in the economic-financial guidance announced to the market on that date.

The analyses underway are being monitored by the Control and Risk Committee, relying on the advisory support of Barclays.

─ ● ─

The impact on net financial debt of any integration of 3 Italia into Telecom Italia and the spin-off of the access network will only be able to be quantified once all the details of the initiatives have been finalized. Until such time, any estimate in this regard would be premature. Meanwhile, in the light of approved quarterly results and the business outlook, on May 8, 2013 the Board of Directors confirmed the sustainability of the Group’s net financial debt for the 2013–2015 Business Plan. In particular, given the liquidity margin of 13.9 billion euros at March 31, 2013 (consisting of 7.2 billion euros in cash and cash equivalents plus 6.7 billion euros in unused irrevocable bank credit lines), full coverage exists for financial liabilities falling due over the next 24 months and beyond.

Partial spin-off of Telecom Italia Sparkle

On May 8, 2013, the Board of Directors approved plans for the partial spin-off of Telecom Italia Sparkle S.p.A., via transfer to the parent Telecom Italia of the “Network Operations” line of business. The partial spin-off will ensure: (i) for the Sparkle network, the delivery, operation and management of customer services and technical support, as well as the operation of departmental networks and Network & Service Management systems; and (ii) the maintenance of relations with judicial authorities and the creation of relative international services.

The partial spin-off is expected to be concluded by the end of the third quarter of 2013.

Business Outlook for the Year 2013

As for the Telecom Italia Group’s outlook for the current year, the objectives linked to the principal financial and economic indicators, as outlined in the 2013-2015 Business Plan, foresee the following for the full year 2013:

•

Revenues basically unchanged compared to 2012;

•

Reduction of percentage EBITDA to low-single digit;

•

Adjusted net financial debt of less than 27 billion euros.

Disputes and pending legal actions

The most significant arbitration cases and legal or fiscal disputes in which the Telecom Italia Group is involved at March 31, 2013 are described below. The Telecom Italia Group has posted liabilities totalling 227 million euros for those disputes described below where the risk of losing the case has been considered probable.

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2012 Annual Report:

•

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

•

International tax and regulatory disputes

•

Investigation by the Public Prosecutor’s Office of Monza

•

Administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called Telecom Italia Security Affair

─ ● ─

It should be noted that for some disputes, described below, on the basis of the information available at the closing date of the present document and with particular reference to  the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical - trial nature, it was not possible to  make a reliable estimate of the size and/or times of any payments. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to what was published in the 2012 Annual Report:

•

Antitrust Case I757

•

Dispute relative to "Adjustments on license fees" for the years 1994-1998

•

FASTWEB

•

FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

•

WIND

•

EUTELIA and VOICEPLUS

•

TELEUNIT

•

Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor’s Office of Forlì

•

POSTE

•

Gruppo Elitel Telecom S.p.A.

•

Brazil – Opportunity Arbitration

•

Mobile telephony - criminal proceedings

•

Dispute concerning the license fees for 1998

•

TELETU

Antitrust Case A428

On June 23, 2010, prompted by complaints filed by Wind and Fastweb, AGCM started an investigation into two alleged abuses of dominant position by Telecom Italia. Firstly, according to Wind, Telecom Italia allegedly hindered or delayed the activation of access services, by means of unjustified and spurious refusals. Moreover, according to both complainants, Telecom Italia allegedly offered its access services to final customers at economic and technical conditions that could allegedly not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more fiercely with the Company.

In any case, with reference to one of the offers complained of (relating to an invitation to tender issued by the Florence municipal authority), on February 1, 2011, AGCom closed its investigation after verifying that the economic terms of Telecom Italia’s offer with regard to traffic services could be matched by its competitors.

While reiterating that it had always acted in full compliance with the applicable regulations, Telecom Italia filed a proposal of undertakings in order to remove all of the concerns advanced in the AGCM decision to open the investigation. AGCM initially published the proposal (in August 2011), inviting comments from interested parties, and then rejected it by decision served in March 2012. The Company appealed the rejection decision before the Administrative Court (TAR) for Lazio.

In December 2012 AGCM announced the preliminary findings of its investigation, according to which Telecom Italia was responsible for two distinct behaviours: (i) a constructive refusal to supply, in having opposed an unjustifiably high number of refusals (so-called KOs) to requests for the activation of wholesale services by OLOs in the three year period 2009-2011 and (ii) the margins squeeze through the application of economic conditions in the areas open to unbundling that could not be replicated by an equally efficient competitor, from 2008 to July 2011.

At the end of January 2013 the Company filed its defence, asking that the investigation be closed.  On February 6, 2013 Telecom Italia appeared before the Board of AGCM at the final hearing. By decision served on April 26, 2013, AGCM postponed until May 30, 2013 the deadline for closing the investigation, having previously postponed it until April 30, 2013 by decision served on March 27, 2013.

Greece – DELAN

During 2009, the company Carothers Ltd., acting as successor of Delan Cellular Services S.A. (“Delan”), started against Wind Hellas (the new corporate name of TIM Hellas, the Greek subsidiary sold by the Telecom Italia Group in 2005) judicial proceedings for the compensation of damages, both precautionary and on the merits, before the Greek courts. Wind Hellas in turn summoned Telecom Italia International to appear, as guarantor, allegedly on the basis of the indemnification obligations contained in the stock purchase agreement for the sale of the subsidiary.

In April 2012 the Judge of First Instance declared the lack of jurisdiction on Telecom Italia International (whose contractual indemnification obligation falls under the law of New York and is subject to arbitration), while it condemned Wind Hellas to payment of damages to Carothers for an overall amount of approximately 85 million euros (including costs and accrued interests). The judgment has been entirely appealed by Wind Hellas, which subsequently formally renounced the proceedings against Telecom Italia International.

Subsequently, Wind Hellas served Telecom Italia International with a request for an international arbitration, seeking a declaration of its right to be held harmless for any possible negative outcome deriving from the ongoing appeal proceedings.

In August 2012, Telecom Italia International filed the answer to the request for arbitration and counterclaim, requesting – among others – compensation for damages as a result of breach of the arbitral clause contained in the Stock Purchase Agreement executed in 2005 in connection with the notice of joinder to Telecom Italia International as guarantor before the Greek Courts. Following the first procedural hearing, in March 2013 Wind Hellas filed the Statement of Claim accompanied by the supporting documentation (including witness depositions and expert reports), in compliance with the procedural calendar.

BRAZIL - DOCAS/JVCO ARBITRATION

In March 2013, the Brazilian companies Docas Investimentos S.A. (“Docas”) and JVCO Participações Ltda. (“JVCO”) started arbitration proceedings against TIM Brasil Serviços e Participações S.A. (“Tim Brasil”), Tim Participações S.A. (“Tim Participações.”) and Intelig Telecomunicações Ltda. (“Intelig”) requesting the restitution of the Tim Participações shares held by the Tim group as guarantee for the indemnity bonds undertaken by the Docas group upon the merger by incorporation of Intelig (a subsidiary company of the Docas group) into Tim Participações, as well as compensation for damages for alleged breach of the merger agreement and alleged offences by Tim Participações in determining the swap ratio between Tim Participações shares and Intelig shares. Constitution of the Arbitral Tribunal is underway.

Corporate Boards at March 31, 2013

Board of Directors

The shareholders’ meeting held on April 12, 2011 appointed the new Board of Directors of the Company, composed of 15 directors, with a three-year term of office (until the approval of the financial statements for the year ended December 31, 2013). On April 13, 2011, the Board of Directors thus appointed Franco Bernabè as Executive Chairman (Chairman of the Board and Chief Executive Officer), Aldo Minucci as Deputy Chairman and Marco Patuano as Managing Director and Chief Operating Officer.

Subsequently, on May 15, 2012, the shareholders’ meeting confirmed the appointment to the end of the three-year term of office of the directors Lucia Calvosa and Massimo Egidi, who were co-opted to replace, respectively, the resigning directors Ferdinando Falco Beccalli and Francesco Profumo.

At March 31, 2013 the Board of Directors is composed of the following members:

Executive Chairman	Franco Bernabè
Deputy Chairman	Aldo Minucci
Managing Director and Chief Operating Officer	Marco Patuano
Directors

César Alierta Izuel

Tarak Ben Ammar

Lucia Calvosa (independent)

Elio Cosimo Catania (independent)

Massimo Egidi (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Piazza degli Affari 2.

On April 13, 2011, the Board of Directors established the following board committees, the members of which at March 31, 2013 are reported below:

•

Executive Committee - Executive Chairman, Deputy Chairman, Managing Director and Chief Operating Officer, Directors Elio Cosimo Catania, Julio Linares López, Renato Pagliaro and Mauro Sentinelli;

•

Control and Risk Committee - Directors Elio Cosimo Catania (Chairman of the Committee), Jean Paul Fitoussi, Lucia Calvosa, Mauro Sentinelli and Luigi Zingales;

•

Nomination and Remuneration Committee - Directors Elio Cosimo Catania (Chairman of the Committee), Jean Paul Fitoussi, Gabriele Galateri di Genola and Massimo Egidi.

The curriculum vitae of each member of the Board of Directors can be viewed online at the website www.telecomitalia.com.

Board of Statutory Auditors

The ordinary shareholders’ meeting held on May 15, 2012 appointed the board of statutory auditors of the Company which will remain in office until the approval of the financial statements for the year 2014.

At March 31, 2013, the board of statutory auditors was composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
Gianluca Ponzellini
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
Vittorio Mariani
Franco Patti

At the shareholders’ meeting of April 17, 2013, Roberto Capone was appointed acting auditor, after substituting for Sabrina Bruno who had resigned, and Fabrizio Riccardo Di Giusto was appointed alternate auditor. Their terms of office were aligned to those of the other members of the board of statutory auditors, and will therefore lapse with the approval of the financial statements at December 31, 2014.

The curriculum vitae of each member of the board of statutory auditors can be viewed online at the website www.telecomitalia.com.

Independent Auditors

The shareholders’ meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

Manager responsible for preparing the Company’s financial reports

Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) is the manager responsible for preparing Telecom Italia’s financial reports.

Macro-Organization Chart at March 31, 2013

BOARD OF DIRECTORS
(*)
(*) Director Gabriele Galateri di Genola ensures the reconciliation with the Board of Directors
AUDIT DEPARTMENT
FEDERICO MAURIZIO d'ANDREA
COMPLIANCE DEPARTMENT
VALERIO CAVALLO
IT & SECURITY COMPLIANCE
ROBERTO MAZZILLI
CHAIRMAN
FRANCO BERNABÈ
STRATEGY
OSCAR CICCHETTI
LEGAL AFFAIRS
ANTONINO CUSIMANO
PUBLIC & REGULATORY AFFAIRS
FRANCO BRESCIA
CORPORATE IDENTITY & PUBLIC RELATIONS
MARCELLA ELVIRA LOGLI
PRESS OFFICE & OPINION MAKERS RELATIONS
CARLO DE MARTINO
ADMINISTRATION, FINANCE AND CONTROL
PIERGIORGIO PELUSO
SECURITY
DAMIANO TOSELLI
TI MEDIA
SEVERINO SALVEMINI
SOUTH AMERICA GENERAL MANAGEMENT
ANDREA MANGONI (*)
TIM BRASIL
RODRIGO ABREU
TELECOM ARGENTINA
STEFANO DE ANGELIS
DOMESTIC MANAGING DIRECTOR
MARCO PATUANO
Project Management Office Equivalence of Input
Pietro Labriola
Strategic Projects Planning & Monitoring
Mario Di Mauro
DOMESTIC MEDIA
GIUSEPPINA CARLOTTA VENTURA
BUSINESS SUPPORT OFFICER
PAOLO VANTELLINI
HUMAN RESOURCES AND ORGANIZATION
ANTONIO MIGLIARDI
NATIONAL WHOLESALE SERVICES
ALESSANDRO TALOTTA
INNOVATION & INDUSTRY RELATIONS
CESARE SIRONI
CONSUMER
LUCA ROSSETTO
BUSINESS
SIMONE BATTIFERRI
CARING SERVICES DIVISION
STEFANO CIURLI
TECHNOLOGY
GIUSEPPE ROBERTO OPILIO
CHIEF INFORMATION OFFICER
GIANLUCA PANCACCINI

(*) Andrea Mangoni left the Telecom Italia Group on April 30, 2013. On May 2, 2013, Franco Bertone was nominated Managing Director for South America.

On April 3, 2013, a new “Special Initiatives and Projects” department was created, reporting directly to the Chairman.

On May 2, 2013, a new “Industry Relations & Cross Business Initiatives” department was created, reporting directly to the Domestic Managing Director.

Information for Investors

Telecom Italia S.p.A. Share Capital at March 31, 2013

Share capital	10,693,628,019.25 euros
Number of ordinary shares (par value 0.55 euros each)	13,416,839,374
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on March 2013 average prices)	10,962 million euros

Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at March 31, 2013, supplemented by communications received and other available sources of information (ordinary shares):

The shareholders of Telco (Generali Group: 30.58%; Mediobanca S.p.A.: 11.62%; Intesa Sanpaolo S.p.A.: 11.62%; Telefónica S.A.: 46.18%) signed a Shareholders’ Agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122. The description of the basic contents of the agreement is contained in the Report on the Corporate Governance and Share Ownership Structure, posted on the website: www.telecomitalia.com.

Major Holdings in Share Capital

At March 31, 2013, taking into account the entries in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 dated February 24, 1998, article 120, and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital were as follows:

Holder	Type of ownership	Percentage of ownership

Telco S.p.A.	Direct	22.39%
Findim Group S.A.	Direct	4.99%

Common Representatives

•

The special meeting of the savings shareholders held on May 28, 2010 elected Emanuele Rimini as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2012). A special meeting has been called for May 22, 2013 (single date) to elect a new common representative and approve the report of the mutual fund set up to protect the interests of savings shareholders.

•

By decree of March 7, 2011, the Milan Court appointed Enrico Cotta Ramusino as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at Variable Rates, Open Special Series, Reserved for Subscription by Employees of the Telecom Italia Group, in service or retired”, with a mandate for the three-year period 2011-2013.

•

By decree of October 18, 2012, the Milan Court confirmed Francesco Pensato as the common representative of the bondholders for the “Telecom Italia S.p.A. Euro 1,250,000,000 5.375 per cent. Notes due 2019”, with a mandate for the three-year period 2012-2014.

Performance of the Stocks of the Major Companies in the Telecom Italia Group

Relative performance from January 1, 2013 to March 31, 2013

Telecom Italia S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx TLC Indexes

Chart based on Telecom Italia ord. share price of EUR 0.6977 at January 2, 2013 – Stock market prices. Source: Reuters

Telecom Italia Media S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx Media Indexes

Chart based on Telecom Italia Media ord. share price of EUR 0.1557 at January 2, 2013 – Stock market prices. Source: Reuters.

Tim Participações S.A. vs. BOVESPA Index (in Brazilian reais)

Chart based on Tim Participações ord. share price BRL 7.7626 at January 2, 2013 – Stock market prices. Source: Reuters.

Telecom Argentina S.A. (Class B ordinary shares) vs. MERVAL Index (in Argentine pesos)

Chart based on Telecom Argentina Class B price ARS 16.40 at January 2, 2013 – Stock market prices. Source: Reuters.

Telecom Italia S.p.A. ordinary and savings shares, Tim Participações S.A. ordinary shares, Telecom Argentina S.A. Class B ordinary shares and Nortel Inversora S.A. Class B preferred shares are listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 Telecom Italia S.p.A. ordinary shares and 10 savings shares, 5 Tim Participações S.A. ordinary shares, 5 Telecom Argentina S.A. Class B ordinary shares and 0.05 Nortel Inversora S.A. Class B preferred shares.

Rating at March 31, 2013

At March 31, 2013, the three major rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook

STANDARD & POOR'S	BBB	Negative credit watch
MOODY'S	Baa3	Negative
FITCH RATINGS	BBB	Negative

Waiver of the obligation to publish disclosure documents for extraordinary operations

On January 17, 2013 the Board of Directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70(8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Related Party Transactions

The following tables show the figures relating to transactions with related parties and the impact of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

There are no significant transactions, as defined by article 4, paragraph 1, letter a) of Consob Regulation 17221/2010 concerning “related parties”, or other transactions with related parties to report that would have had a major impact on the financial position or on the results of Telecom Italia Group in the first quarter of 2013. Also, there were no changes or developments regarding any related party transactions described in the 2012 report on operations that had a significant effect on the financial position or on the results of the Telecom Italia Group in the first three months of 2013.

Transactions with related parties, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to an internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Governance – channel governance system) which establishes procedures and time scales for verification and monitoring.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST QUARTER 2013

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Revenues	6,796	3		228			231		231	3.4
Acquisition of goods and services	2,964	2	6	167			175		175	5.9
Employee benefits expenses	976				21	5	26		26	2.7
Finance income	764			48			48		48	6.3
Finance expenses	1,255	4		34			38		38	3.0
(*) Other related parties through directors, statutory auditors and key managers.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST QUARTER 2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Revenues	7,392	12		254			266		266	3.6
Acquisition of goods and services	3,231	3	6	171			180		180	5.6
Employee benefits expenses	988			1	23	5	29		29	2.9
Finance income	803			11			11		11	1.4
Finance expenses	1,252	5		13			18		18	1.4
(*) Other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 3/31/2013

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Net financial debt
Non-current financial assets	(2,354)			(249)		(249)		(249)	10.6
Securities other than investments (current assets)	(736)			(21)		(21)		(21)	2.9
Financial receivables and other current financial assets	(564)	(2)		(9)		(11)		(11)	2.0
Cash and cash equivalents	(6,476)			(289)		(289)		(289)	4.5
Current financial assets	(7,776)	(2)		(319)		(321)		(321)	4.1
Non-current financial liabilities	34,138	97		334		431		431	1.3
Current financial liabilities	5,508	94		87		181		181	3.3
Total net financial debt	29,516	189		(147)		42		42	0.1
Other statement of financial position line items
Miscellaneous receivables and other non-current assets	1,622		5			5		5	0.3
Trade and miscellaneous receivables and other current assets	7,139	5	1	227		233		233	3.3
Miscellaneous payables and other non-current liabilities	1,094			2		2		2	0.2
Trade and miscellaneous payables and other current liabilities	9,196	6	34	170	25	235		235	2.6
(*) Other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Net financial debt
Non-current financial assets	(2,496)			(265)		(265)		(265)	10.6
Securities other than investments (current assets)	(754)
Financial receivables and other current financial assets	(502)	(2)		(10)		(12)		(12)	2.4
Cash and cash equivalents	(7,436)			(279)		(279)		(279)	3.8
Current financial assets	(8,692)	(2)		(289)		(291)		(291)	3.3
Non-current financial liabilities	34,091	109		367		476		476	1.4
Current financial liabilities	6,150	103		75		178		178	2.9
Total net financial debt	29,053	210		(112)		98		98	0.3
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	7,006	11	5	219		235		235	3.4
Miscellaneous payables and other non-current liabilities	1,053			2		2		2	0.2
Trade and miscellaneous payables and other current liabilities	10,542	10	39	253	25	327		327	3.1
(*) Other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — FIRST QUARTER 2013

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Purchase of intangible and tangible assets on an accrual basis	878		20			20		20	2.3
(*) Other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — FIRST QUARTER 2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item

Purchase of intangible and tangible assets on an accrual basis	954		26	1		27		27	2.8
(*) Other related parties through directors, statutory auditors and key managers.

Remuneration to key managers

In the first quarter of 2013, the total remuneration recorded on an accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounted to 4.7 million euros (4.5 million euros in the first quarter of 2012), broken down as follows:

(millions of euros)	1st Quarter	1st Quarter
	2013	2012
Short-term remuneration	2.0	3.8
Long-term remuneration	0.4	0.4
Employment termination benefit incentives	2.1	-
Share-based payments (*)	0.2	0.3
	4.7	4.5

(*) The item refers to the fair value, at March 31, of entitlements under the stock option plans of Telecom Italia S.p.A. and its subsidiaries (PSG, TOP 2008 and LTI 2011/2012).

Short-term remuneration is paid during the year it pertains to, and, at the latest, within the six months following the end of that year.

Long-term remuneration is paid when the related right becomes vested.

In the first quarter of 2013, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 102,000 euros (105,000 euros in the first quarter of 2012).

In the first quarter of 2013, “key managers”, that is those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, included:

Directors:
Franco Bernabè	Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A.
Marco Patuano	Domestic Managing Director and Chief Operating Officer of Telecom Italia S.p.A.
Managers:
Andrea Mangoni	South America General Manager (1)
Rodrigo Modesto de Abreu	Director Chairman of TIM Participações (2)
Simone Battiferri	Head of Business
Franco Bertone	Dirección General Ejecutiva (CEO) of Telecom Argentina (3)
Franco Brescia	Head of Public & Regulatory Affairs
Antonino Cusimano	Head of Legal Affairs
Stefano De Angelis	Dirección General Ejecutiva (CEO) of Telecom Argentina (4)
Antonio Migliardi	Head of Human Resources and Organization
Giuseppe Roberto Opilio	Head of Technology
Piergiorgio Peluso	Head of Administration, Finance and Control
Luca Rossetto	Head of Consumer
Alessandro Talotta	Head of National Wholesale Services
Paolo Vantellini	Business Support Officer

(1)

to April 30, 2013

(2)

from March 4, 2013

(3)

to February 26, 2013

(4)

from February 27, 2013

Significant Non-Recurring Events and Transactions

The effect of non-recurring events and transactions on the results of the Telecom Italia Group is set out below.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	1st Quarter	1st Quarter
	2013	2012

Acquisition of goods and services, other operating expenses:
Sundry expenses	(1)	−
Employee benefits expenses:
Restructuring expenses	(21)	−
Impact on EBITDA	(22)	−
Impairment reversals (losses) on non-current assets:
Provision connected with the sale of La 7 S.r.l.	(105)	−
Impact on EBIT	(127)	−
Impact on profit (loss) before tax from continuing operations	(127)	−
Effect on income taxes on non-recurring items	6	−
Impact on Profit (loss) for the period	(121)	−

Positions or Transactions Resulting from
Atypical and/or Unusual Operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, in the first quarter of 2013 the Telecom Italia Group did not undertake any atypical and/or unusual transactions, as defined by that Communication.

Alternative Performance Measures

In this Interim Report at March 31, 2013 of the Telecom Italia Group, in addition to the conventional financial performance measures required by IFRS, a series of alternative performance measures are presented for the purposes of providing a better understanding of results from operations and the financial position. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA- Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). The organic change in revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the figures used to arrive at the organic change are provided in this Interim Report as well as an analysis of the major non-organic components for the first three months of 2013 and 2012.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Interim Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half-Year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has also been introduced called “Adjusted net financial debt” which excludes effects that are purely accounting in nature, resulting from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Declaration by the Manager Responsible for Preparing the Company’s Financial Reports

The manager responsible for preparing the Company’s financial reports declares, pursuant to paragraph 2, article 154-bis of the Consolidated Law on Finance, that the accounting disclosures contained in the Interim Report at March 31, 2013 of the Telecom Italia Group correspond to the Company’s documents, accounting records and entries.

The Manager Responsible for Preparing

the Company’s Financial Reports

Piergiorgio Peluso

Footnotes

(1)

1The average exchange rates used to translate the Brazilian real to euro (expressed in terms of units of local currency per 1 euro), equaled 2.63739 in the first quarter of 2013 and 2.31802 in the first quarter of 2012. For the Argentine pesos, the exchange rates used equaled 6.61552 in the first quarter of 2013 and 5.68751 in first quarter of 2012. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2013-2015 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 11th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager